

CRACKER BARREL IS IN CRISIS

Biglari Capital Corp.

Legal Disclaimer

The materials contained herein (the "Materials") represent the opinions of Biglari Capital Corp. and its affiliates (collectively, "Biglari Capital") and are based on publicly available information with respect to Cracker Barrel Old Country Store, Inc. (the "Company"). Biglari Capital recognizes that there may be confidential information in the possession of the Company that could lead it or others to disagree with Biglari Capital's conclusions. Biglari Capital reserves the right to change any of its opinions expressed herein at any time as it deems appropriate and disclaims any obligation to notify the market or any other party of any such changes. Biglari Capital disclaims any obligation to update the information or opinions contained herein. Certain financial projections and statements made herein have been derived or obtained from filings made with the Securities and Exchange Commission ("SEC") or other regulatory authorities and from other third-party reports. There is no assurance or guarantee with respect to the prices at which any securities of the Company will trade, and such securities may not trade at prices that may be implied herein. The estimates, projections and potential impact of the opportunities identified by Biglari Capital herein are based on assumptions that Biglari Capital believes to be reasonable as of the date of the Materials, but there can be no assurance or guarantee that actual results or performance of the Company will not differ, and such differences may be material. The Materials are provided merely as information and are not intended to be, nor should they be construed as, an offer to sell or a solicitation of an offer to buy any security.

Biglari Capital currently collectively beneficially owns, and/or has an economic interest in, securities of the Company. It is possible that there will be developments in the future (including changes in price of the Company's securities) that causes Biglari Capital from time to time to sell all or a portion of its holdings of the Company in open market transactions or otherwise, buy additional securities (in open market or privately negotiated transactions or otherwise), or trade in options, puts, calls or other derivative instruments relating to some or all of such securities. To the extent that Biglari Capital discloses information about its position or economic interest in the securities of the Company in the Materials, it is subject to change and Biglari Capital expressly disclaims any obligation to update such information.

The Materials contain forward-looking statements. All statements contained herein that are not clearly historical in nature or that necessarily depend on future events are forward-looking, and the words "anticipate," "believe," "expect," "potential," "opportunity," "estimate," "plan," "may," "will," "project," "target," "forecast," "seek," "could," and similar expressions are generally intended to identify forward-looking statements. The projected results and statements contained herein that are not historical facts are based on current expectations, speak only as of the date of the Materials and involve risks, uncertainties and other factors that may cause actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by such projected results and statements. Assumptions relating to the foregoing involve judgments with respect to, among other things, future economic, competitive and market conditions and future business decisions, all of which are difficult or impossible to predict accurately and many of which are beyond the control of Biglari Capital. Although Biglari Capital believes that the assumptions underlying the projected results or forward-looking statements are reasonable as of the date of the Materials, any of the assumptions could be inaccurate and therefore, there can be no assurance that the projected results or forward-looking statements included herein will prove to be accurate. In light of the significant uncertainties inherent in the projected results and forward-looking statements included herein, the inclusion of such information should not be regarded as a representation as to future results or that the objectives and strategic initiatives expressed or implied by such projected results and forward-looking statements will be achieved. Biglari Capital will not undertake and specifically disclaims any obligation to disclose the results of any revisions that may be made to any projected results or forward-looking statements herein to reflect events or circumstances after the date of such projected results or statements or to reflect the occurrence of anticipated or unanticipated events.

Unless otherwise indicated herein, Biglari Capital has not sought or obtained consent from any third party to use any statements, photos or information indicated herein as having been obtained or derived from statements made or published by third parties. Any such statements or information should not be viewed as indicating the support of such third party for the views expressed herein. No warranty is made as to the accuracy of data or information obtained or derived from filings made with the SEC by the Company or from any third-party source. All trade names, trademarks, service marks, and logos herein are the property of their respective owners who retain all proprietary rights over their use.

Table of Contents



About Biglari Capital Corp.

About Biglari Capital Corp.

Ownership Interest: Biglari Capital Corp. ("Biglari Capital") has been an investor in Cracker Barrel for over 13 years. Biglari Capital, led by its founder Sardar Biglari, has invested in an array of companies for 24 years and has been operating restaurant chains for 18 years.

Operational and Investment Expertise: Biglari Capital has nearly two decades of operational and investment experience in the restaurant business. Biglari Capital has executed a successful turnaround and transformation of a family dining business, Steak 'n Shake. It is also currently invested in the marketable stocks of the following restaurants: El Pollo Loco (Nasdaq: LOCO), Jack in the Box (Nasdaq: JACK), and Cracker Barrel (Nasdaq: CBRL).

Engagement: Biglari Capital has a history of successfully engaging with portfolio companies on a private basis. Cracker Barrel is the only investment where Biglari Capital has taken an active role after Steak 'n Shake. This is the first time in over a decade that Mr. Biglari has sought a seat for himself on the Cracker Barrel board.

Insights: The long ownership history and operating success in executing turnarounds in the family dining space gives Biglari Capital unique insights into the key challenges and opportunities Cracker Barrel faces today.

   

Steak 'n Shake Was Failing

After the company was unable to recruit a CEO, Sardar Biglari assumed the role of CEO in August 2008 – in the midst of the Great Recession



Source: FactSet; Note: Historical share price adjusted for rights offerings, and stock splits

Steak 'n Shake's Remarkable Turnaround

As a result of Mr. Biglari's focused turnaround strategy, Steak 'n Shake was awarded the Golden Chain accolade by Nation's Restaurant News in 2010



Steak 'n Shake Same-Store Sales Growth

| | Prior Management | | | | Current Management | | |
	2005	2006	2007	2008	2009	2010	
1st Quarter	-	▼1.1%	▼1.7%	▼9.5%	▼1.4%	▲14.4%	
2nd Quarter	-	▼0.3%	▼4.7%	▼6.3%	▲2.4%	▲5.1%	**28** quarterly increases in same-store sales
3rd Quarter	-	▼3.9%	▼4.3%	▼5.8%	▲5.0%	▲7.5%	
4th Quarter	▼3.0%	▼3.4%	▼3.9%	▼7.4%	▲10.1%	▲6.8%	

Case Study: Steak 'n Shake's Transformation

> In 2020, Mr. Biglari successfully transformed the business model from full-service to self-service while implementing a new owner-operator program.

> The transformation included:

> > New point-of-sale system;

> > Self-order kiosks with Face Pay technology;

> > Product quality enhancements and menu simplification;

> > Remodeling of the store interiors;

> > Reducing operating hours and menu items;

> > Embarking on a journey to become a company of owners;

> > Remodel the units based on high ROIC hurdles; and

> Post-pandemic and after the transformation, Steak 'n Shake has had 10 consecutive quarters of same-store sales increases.



Key Elements Of The Transformation

Transformation Plan		
New point-of-sale system	Self-order kiosks with Face Pay technology	Product quality enhancements and menu simplification
Remodeling of the store interiors	Reducing operating hours and menu items	Embarking on a journey to become a company of owners
Remodeling the units based on high ROIC hurdles		

Achievements	
10 consecutives quarters of SSS growth	40% lower breakeven point
Productivity gain of 111% (sales per employee)	70% increase in per-hour wages since 2019
Maximum wage employer in 96% of communities served	63% of franchise partners are minority/women-owned

High ROIC Remodeling At Steak 'n Shake

Before Remodel





Shake
Takhomasak
CLASSIC FLAVORS
100% BEEF

STEAKBURGERS
HAND-CRAFTED
HAND-DIPPED MILK SHAKES
100% BEEF
MILK SHAKES

After Remodel

SINCE 1934

PLEASE ORDER FROM KIOSKS
-for-
DINE-IN OR TAKE-OUT

Results: Massive Increase In Operating Income



Operating Earnings

US millions

Year	Value
2019	(18.6)
2020	(4.6)
2021	13.5
2022	11.5
2023	26.2



*"Since 2019, Steak 'n Shake's improvement in gross margin — namely, the profit after deducting food and labor costs as a percentage of net sales — **has been better than that of every other publicly owned restaurant company.** Our prime costs, which are the combined costs of food and labor, were 69% of net sales in 2019 but fell to **56%** of net sales in 2023."*

Biglari Holdings 2023 Anual Report, (Feb. 24, 2024)

Prime Cost (Food And Labor) Comparison Between Steak 'n Shake And Cracker Barrel



Prime Costs (Food and Labor) % of Revenue

Source: 10-K for Cracker Barrel. Based on COGS excluding depreciation and rent and labor costs. Steak 'n Shake data from Biglari Holdings Chairman Letter 2023

Setting The Record Straight On Steak 'n Shake

What Cracker Barrel said

"As we wrote to you in 2020, we consider the deterioration of Steak 'n Shake, a brand that once held a storied place in American restaurant history, to be a cautionary tale of poor capital allocation, underinvestment, lack of strategic vision, subpar leadership, and lost brand identity."

-- Shareholder Letter, October 9, 2024

"We consider the deterioration of Steak 'n Shake, a brand that once held a storied place in American restaurant history, to be a cautionary tale of poor capital allocation, underinvestment, lack of strategic vision, subpar leadership, and lost brand identity."

-- Shareholder Letter, October 1, 2020

Reality

› By repeating the same statement about Steak 'n Shake's performance four years later, Cracker Barrel is ignoring the current reality.

› Unlike Cracker Barrel, since 2020, Steak 'n Shake has executed a successful transformation plan. Board's statement is a more accurate reflection of Cracker Barrel's own reality.

› Steak 'n Shake has achieved ten consecutive quarters of same store sales. Since 2019, the improvement in gross margin — namely, the profit after deducting food and labor costs as a percentage of net sales — has been better than that of every other publicly owned restaurant company*.



5-year TSR as of October 18, 2024

- Russell 2000: 58.6%
- Biglari Holdings: 110.2%
- Cracker Barrel: (61.5%)

* Source: Biglari Holdings, 2023 Annual Report

Biglari Capital's Positions At Cracker Barrel Have Largely Been Proven To Be Correct

Theme	Cracker Barrel Assertions	Biglari Capital's Advocacy		Outcome
2011: **Store Openings**	*We've [Cracker Barrel] had an expansion plan in place that takes us to over 1,000 stores…"* [1]	*Cracker Barrel should focus on existing stores instead of opening new stores*	»	Only 60 new stores were opened between 2012-2019, vs management's plan to open 30 new stores annually [2]
2011-13: **Capital Allocation**	*"Mr. Biglari says we shouldn't be building new stores…. 16.2% return on our investment, which we believe is a good use of our capital."* [3]	*The Company failed to follow its own reference using Damodaran return analysis. When calculated correctly, the return was closer to 4% which is not a good use of capital*	»	New store investments failed …~60% of West Coast units closed
2019: **Non-Core Investments**	*"We believe that Maple Street and Punch Bowl Social are …positioned to become leaders in their respective categories."* [4]	*Cracker Barrel should not diversify into unrelated concepts such as Punch Bowl Social (PBS)*	»	› *Cracker Barrel **lost $137 million in PBS investment*** [5] › *Maple Street: Despite investments in 68 stores, **no material impact on revenue** + $5 million in goodwill impairment in FY24* [6]
2020: **Restaurant Experience**	*"We place a high value on directors who have operated or overseen large, multidimensional businesses with strong cultures…"* [7]	*Cracker Barrel should add directors with relevant restaurant experience*	»	Cracker Barrel added four new directors with restaurant experience since 2020, but none with family dining experience

1. Goldman Sachs Lodging, Gaming, Restaurant and Leisure Conference, June 6, 2011
2. Lawrence Hyatt, CFO, Analyst and Investor Meeting, 4/26/2012
3. CEO Sandra Cochran's response to Mr. Biglari, 11/21/2011
4. Sandra Cochran, CEO, Q1 2020 Earnings Call Transcript, 11/26/2019
5. FY2020 10-K. The Company recorded a loss of $137 million for PBS. The Company also recorded severance expenses of $3,956 related to the elimination of 469 Company positions.
6. 2024 8-K. The Company recorded an impairment of the entire goodwill amount of $4,690 in the third quarter of 2024 (for MSBC)
7. https://investor.crackerbarrel.com/news-releases/news-release-details/cracker-barrel-old-country-storer-sends-second-letter

Executive Summary

Why Are We Here?

› Cracker Barrel ("Company") is at a critical inflection point. While the Board recently stated that "Cracker Barrel is not in crisis", we believe otherwise:

   › Shareholders have lost **70%** of their investment value in the past five years;

   › Cracker Barrel has worst-in-class operating and Adjusted EBITDA[1] margins, the lowest since FY19;

   › The share price fell **15%** upon the announcement of Management's proposed remedy – the Transformation Plan; and

   › Guest traffic is down **19%** since FY19 and post-Transformation Plan guidance indicates further decline in FY25.

› The Transformation Plan requires investment of up to $700 million over the next three years, equating to 70% of the Company's market cap[2]. Cracker Barrel's past capital allocation failures makes the need for improved oversight of the Transformation Plan existential.

› Biglari Capital attempted to work constructively with Cracker Barrel, yet the Board rejected settlement offers that would include adding either Milena Alberti-Perez or Sardar Biglari to the Board.

› Accordingly, we are seeking to replace two of the longest tenured members of the Board, Carl Berquist and Meg Crofton, who we believe bear responsibility for Cracker Barrel's past failures, as our nominees are better suited to address the current challenges.

1. Adjusted EBITDA based on company reported numbers in the 10-K. FY19 Adjusted EBITDA= reported EBITDA + share based compensation
2. Based on unaffected share price on August 16, 2024, 1-day prior to the public announcement of Biglari Capital nomination.

Why Are We Here? (contd.)

› The Transformation Plan represents a high-risk proposition due to the Board's:

> › Dereliction in addressing prolonged guest traffic declines, underperformance of store-unit economics, and deteriorating operating metrics;
>
> › Failed acquisitions and investments; and
>
> › Lack of Board expertise regarding turnarounds, capital allocation, and technology innovation and implementation.

› Biglari Capital is seeking minority representation through the election of three qualified and independent nominees – Sardar Biglari, Milena Alberti-Perez, and Michael Goodwin (unopposed) – to the Cracker Barrel Board. If elected, our nominees would fill the critical expertise gaps to oversee this turnaround.

› Of our nominees, Ms. Alberti-Perez and Mr. Biglari have the skill and experience to provide oversight of a transformation; Michael Goodwin's technology expertise is needed as the Board failed to hold Management accountable for implementing past technology initiatives.

› Ms. Alberti-Perez and Mr. Biglari have successful track records as capital allocators with deep turnaround expertise.

Shareholder Value Destroyed Over All Relevant Time Periods



1-year Total Shareholder Return

Cracker Barrel	(49.6%)	
Casual Dining Peers	(10.6%)	
Proxy Peers	(11.6%)	
S&P Mid Cap 400 Restaurants	55.1%	
S&P 500	28.0%	



3-Year Total Shareholder Return

Cracker Barrel	(65.3%)	
Casual Dining Peers	(10.6%)	
Proxy Peers	(10.6%)	
S&P Mid Cap 400 Restaurants	55.4%	
S&P 500	29.9%	



5-Year Total Shareholder Return

Cracker Barrel	(70.2%)	
Casual Dining Peers	12.4%	
Proxy Peers	17.6%	
S&P Mid Cap 400 Restaurants	166.6%	
S&P 500	108.5%	

Source: FactSet, data as of 16-August-2024 (1-day before the public announcement of nomination).
Proxy Peers include: Big Lots, Chipotle Mexican Grill, Domino's Pizza, Jack in the Box, Red Robin Gourmet Burgers, Tractor Supply Company, Wendy's Company, Williams-Sonoma, Bloomin' Brands, Brinker International, Cheesecake Factory, Darden Restaurants, Denny's Corporation, Dine Brands Global, Texas Roadhouse, and Dave & Buster's Entertainment
Casual Dining Peers include: Bloomin' Brands, Brinker International, Cheesecake Factory, Darden Restaurants, Denny's Corporation, Dine Brands Global, Texas Roadhouse, BJ's Restaurants, and Dave & Buster's Entertainment

Significant Deterioration In Key Operating Metrics Persists…

Guest Traffic Change (YoY)



CBRL Board claims

"…Cracker Barrel struggled coming out of the pandemic more than some brands…"

Cracker Barrel Board Letter to Shareholders, Oct. 9, 2024

Reality:

Crack Barrel struggled before the pandemic and has underperformed all peers following the pandemic

**Store Level Earnings (Pre-G&A, Pre-Depreciation)
(USD millions)**



**Operating Income
(USD millions)**



Source: FactSet, 10-K filings. Biglari Capital defines store-level earnings (Pre-G&A, Pre-depreciation) as the Company's reported sales less cost of sales, company restaurant operating costs, and operating costs

Worst-In-Class Operating Income Margin and Store-Level EBITDA Margin (Pre-G&A And Depreciation)



Operating Income Margin (LTM)

Dave & Buster's	Darden	Denny's	Texas Roadhouse	Brinker International	Bloomin' Brands	The Cheesecake Factory	BJ's	Cracker Barrel
13.9%	11.5%	9.0%	8.8%	5.2%	5.2%	3.6%	1.7%	1.3%

Store-level Earnings Margin LTM (Pre G&A and Pre-Depreciation)*

Dave & Buster's	Darden	Texas Roadhouse	Bloomin' Brands	BJ's	The Cheesecake Factory	Brinker International	Denny's	Cracker Barrel
29.3%	19.8%	16.5%	15.2%	14.0%	13.9%	13.3%	11.1%	11.0%

Source: FactSet, 10-K filings. Biglari Capital defines store-level earnings (Pre-G&A, Pre-depreciation) as the Company's reported sales less cost of sales, company restaurant operating costs, and operating costs

Cracker Barrel Board Has A Failed Capital Allocation Record



Investments

- **New Stores**
  - In FY24, Operating Income and Adjusted EBITDA fell to the lowest level since pandemic despite **$850** million capex since FY19
  - Nearly **60%** of stores on the West Coast closed
- **New Brands**
  - Punch Bowl Social: Failed
    - **$137** million loss on Punch Bowl Social (PBS)
  - Maple Street: No material impact on revenue and profits
    - FY24: **$4.7** million goodwill write-off, impairment charges due to deteriorating performance at 13 locations, six locations closed

The Board's Capital Allocation Record Is Abysmal: Despite $850 Million In Capital Spend, Adj. EBITDA Is At The Lowest Point Post-Pandemic



Cumulative Capex Since FY19 (USD Millions)

FY19: 137.5
FY20: 433.5
FY21: 503.7
FY22: 600.8
FY23: 726.2
FY24: 853.6



Adj. EBITDA since FY19 (USD Millions)

FY19: 398.6
FY20: 180.7
FY21: 284.2
FY22: 277.5
FY23: 251.2
FY24: 211.6

(47%)

Source: 10-K. Adjusted EBITDA based on company reported numbers in the 10-K. FY19 Adjusted EBITDA= reported EBITDA + share based compensation

Since Appointment Of The New CEO, Cracker Barrel TSR Is Down 50% In A Year

Total Shareholder Return Under Julie Masino



Aug 7, 2023 − Aug 16, 2024

Cracker Barrel	Casual Dining Peers	Proxy Peers	S&P Mid Cap 400 Restaurants	S&P 500
(52.2%)	(19.7%)	(14.0%)	50.7%	24.9%

Source: FactSet, data as of 7-August-2023 (appointment of Julie Masino as CEO-elect) to 16-August-2024 (day before the public announcement of nomination)

Negative Market Reaction To The Transformation Plan Suggests Investors Have Little Faith In The Board And The Management Team

1-Day Impact Of Strategic Plan Announcement (announced May 16, 2024)



Source: FactSet, Strategic Plan Announcement Date: 16-May-2024

Considering Market Skepticism, Will The $700 Million Remodeling Plan Solve The Problems?



Larry Hyatt

Retired CFO of Cracker Barrel

"As a follow-up, do you have a strategic advantage in that you are a traditional look, so you don't really have to redesign the restaurants every six or seven years?"

*"Yes. ….But my rule of thumb is **if there's a casual dining company I'm invested in that's just announcing new store remodel program, run, don't walk in the other direction.** And one of the financial strengths of the Cracker Barrel brand is, **in our 43 years, we have never, let me say that again, never done a cosmetic remodel.** We have never spent one dime of our shareholder's money on a cosmetic remodel. **Why? Because we're an old country store."***

Bank of America Merrill Lynch Consumer & Retail Conference, March 13, 2013

Like The Market, Biglari Capital Is Skeptical About The Transformation Plan

Is store ambiance the root cause of Cracker Barrel's problems?

› The Board is spending 70% of current market cap to remodel the stores implying that ambiance is the core problem

› Our research based on store visits and customer reviews suggests the customers are focused on product quality, portion size, and service level

› Store ambiance is not the #1 topic on customers' mind

Cracker Barrel announced the plan based on results from 2 test stores only

› When Cracker Barrel announced the $700 million Plan, only 2 stores* had been tested

› The Board's flawed approach may lead to a dismal outcome

Directors who previously failed cannot be trusted

› This Board has an abysmal record on capital allocation

› The two incumbents, Carl Berquist and Meg Crofton, presided over deteriorating operating performance, failed acquisitions, and shareholder value destruction

› Failed board members should not be overseeing the highly consequential capital allocation.

Source: "two months ago, we began conducting a pilot remodel in two test stores." Business call update transcript, May 16, 2024
Source: FactSet, Street Research

Have Changes In Product Quality And Portion Sizes Impacted Customer Traffic?

2021	2024



Sirloin steak



Steak tips

Cracker Barrel Core Product – Country Boy breakfast

What Went Wrong With Technology Solutions Such As Handheld Devices?









Failed Execution On Handhelds Impacted Speed, Efficiency, And Customer Service

2017


THE NEW POS PLATFORM ENABLES FUTURE GROWTH
Increases speed of service
Simplifies employee training and execution
Foundational for future enhancements to the business model
55


SERVER TABLETS INCREASE SPEED
Supports increased throughput during peak periods
Increases employee productivity
Reduces employee training time
56

2024


EXIT



Source: Cracker Barrel Investor Presentation for 2017

Carl Berquist And Meg Crofton Lack The Expertise To Provide Management Oversight

Incumbent Management Nominees	Carl T. Berquist 	Meg G. Crofton 
Roles	Independent Chairman, Member of Nominating and Governance and Audit Committees	Chair of the Nominating and Governance Committee, Member of the Compensation Committee
Tenure	5.7 Years	7.2 Years
Restaurant Turnaround experience	✖	✖
Technology/Digital Marketing Transformation Experience	✖	✖
Successful Capital Allocation Experience	✖	✖
TSR performance as a director*	**(69.7%)**	**(65.0%)**

Source: FactSet

Biglari Capital Nominees Have More Relevant Experience

Key Skills for Transformation Plan	Cracker Barrel Nominees		Biglari Capital Nominees		
	 **Carl Berquist**	 **Meg Crofton**	 **Sardar Biglari**	 **Milena Alberti-Perez**	 **Michael Goodwin**
Restaurant Operating Experience (C-suite)	✗	✗	✔		
Operating Capital Allocation Experience	✗	✗	✔	✔	
Technology Evaluation and Implementation	✗	✗	✔	✔	✔

Our Nominees Are Poised To Ensure That The Transformation Plan Succeeds



Sardar Biglari



Milena Alberti-Perez



Michael Goodwin

Transformation Plan Focus Areas



› Restaurant Industry knowledge › Store operations › Store-level economics › Customer guest traffic › Menu enhancements › Customer value proposition › Store remodeling and related capital expenditure › Real estate experience	› $600-700 million capex plan › New store openings › Evaluate existing stores performance › Capital allocation (dividend, reinvestment, growth capital)	› Investment in digital technology › POS deployment › Integration of retail and restaurant systems › Loyalty program

Conclusion

› Cracker Barrel now ranks worst-in-class in most operating performance metrics.

› The Board failed to address the core business, failed in capital allocation, and failed in total shareholder return with 70% of shareholder value lost in the last five years.

› The market and analysts lack confidence in the Transformation Plan.

› The stakes are extremely high and incumbent Board members cannot be entrusted to be part of the solution.

› Sardar Biglari is uniquely qualified as a restaurant turnaround and capital allocation expert.

› In light of the massive remodeling program, we advocate for many capital allocation experts on the Board. Milena Alberti-Perez has a proven track record in this regard.

› As one of the largest shareholder of Cracker Barrel, our interests are aligned with ALL shareholders.

› Vote on the Gold card for Sardar Biglari, Milena Alberti-Perez, and Michael Goodwin.


What Went Wrong?

Cracker Barrel Failures Can Be Attributed To The Following Factors:

Lack of Focus on Core Business

Declining guest traffic

Declining guest traffic

Poor Capital Allocation

Investments in new stores failed (high store closure rates in West Coast)

Non-core investments - Punch Bowl Social lost shareholders **$137** million

New ideas such as Holler & Dash and Maple Street Biscuit Co. (MSBC) have no material impact on shareholder value

Proposed capex that reduces dividend by **80%**

A Board Lacking in Required Experience

Recent refreshment added directors that lack operational experience at family dining concepts

Lack of Focus On Core Business

Lack of
Focus on Core Business

01.

Declining guest traffic

02.

Deteriorating operating margins and ROIC

Poor
Capital Allocation

A Board Lacking
in Required Experience

36

For Over A Decade Cracker Barrel Has Failed To Address Declining Guest Traffic



Annual Guest Traffic Growth (YoY)

FY24 was the **worst year in terms of traffic decline since FY10** excluding the Covid impact

Source: FactSet, 10-K filings. Biglari Capital defines store-level earnings (Pre-G&A, Pre-depreciation)

37

…. Resulting In Worst-In-Class Guest Traffic



Cumulative Change in Guest Traffic (2019 – 2024)

20.9%

(1.8%)

(9.7%)

(13.0%)

(16.1%)

(18.8%)

*Comparable peers include casual dining peers with a majority of company-owned stores instead of franchise stores

Guest Traffic Decline Is Shocking As Almost Half Of The Stores Are In High-growth States

States	Population Growth (2013-2023)	Number of stores
Florida	15.6%	83
Texas	15.2%	67
Tennessee	9.7%	59
Georgia	10.6%	53
North Carolina	10%	43
South Carolina	12.7%	28
Total number of stores in growth states		333
% of all stores		46%

*Population Data taken from Census Bureau
*Total number of stores from 2024 10-K. It includes Cracker Barrel and MSBC stores

We Believe A Deteriorating Customer Value Proposition Is Responsible For Traffic Loss



Deteriorating Quality of Product + **Reduced Portion Size** + **Declining Service Standards** + **Constant Price Increases** = **Lost Guest Traffic**

Customer Reviews Suggest Cracker Barrel Continues To Suffer From Poor Customer Value Proposition



Cracker Barrel

Reviews 412 • Poor

★★☆☆☆ 2.0 ⓘ

Reviews ★ 2.0

412 total

☐ 5-star	11%
☐ 4-star	3%
☐ 3-star	6%
☐ 2-star	17%
☐ 1-star	63%

80% of the Reviews are 1 or 2 Stars

★☆☆☆☆

The worst - What was is no more!

The worst! We use to love Cracker Barrel but we stopped going in 2023. The food was not good and they have forgotten who their customers are. But we thought let's give them another try. We were driving by there anyway. But the food was still not good. I had the Shepherd's Pie and it tasted - off. When you hear brown gravy you expect it to taste like brown gravy. Food took 30 mins..

.. With the company losing money and the stock price cut in half you would think they would not be looking to change as much as they need to return to their roots! CB is a Tennessee company with a CEO trying to make them a New York Company! But that's not who the bulk of the customers are! CB-You better wise up! FAST! CB is on the same path as Subway and Red Lobster - They are also probably not long for this world.

October 11, 2024

★☆☆☆☆

Really going downhill.

Really going, going, gone downhill. Long wait not because tables were full but lack of staff. Hello management. Food quality has spiraled down over the past several months. Servers with no desire to be attentive. Constantly out of various food items. How do you run out of "today's special"? Dirty tables abound. Dirty tables when we were seated; same dirty tables when we left. Poor management. Person at register was looking at his phone the entire time I was paying out. I mean head down looking at his phone. Used to eat at Cracker Barrel weekly. Now it's maybe every other month.

October 11, 2024

Source: Company filings

Even Stores Close To The Company HQ Have Not Improved Service Or Food Quality





yelp

Cracker Barrel Old Country Store
3.2 (207 reviews)

2406 Music Valley Dr Nashville, TN 37214

Oct 16, 2024

4 people ordered breakfast at 5:30pm. Finally was served at 6:45. Server told us 2 times the meal was coming out. Later John the manager came to say it would be out shortly. Took another 15 minutes. The food was mediocre at best. Not worth the wait or the price.

Sep 29, 2024

Delivery service is consistently horrific! I forget how bad it is and every so often give them another chance thinking we all have bad days. Never again, orders appear to always be second choice delaying delivery times they provide. Foods been cold beyond eating, food items missing, wrong food orders and then when I'm talking to a manager, they tell me the orders gone yet the courier is telling me they're sstanding there waiting. If the manager can't handle the volume or manage BOH get another job!

Apr 23, 2024

I've eaten breakfast at Cracker Barrel for 30+ years. I travel for work so I've eaten at their locations all across the country. This is by far the worst Cracker Barrel I've ever eaten at. I would give it zero (or negative) stars if I could, but it wouldn't let me.

The food was soaked in oil (greasy spoon) and I asked the waitress if she could have them remake my meal and hold the grease. The manager then comes out to "explain" to me (obviously because I'm not in the food industry therefore I must be an idiot) the reason the food was greasy is because they have to oil the grill first thing in the morning. My response was I eat at Cracker Barrel all the time and it's never that greasy. Shen the proceeds to explain the reason is that later in the day they don't have to use as much oil. I happily explained to her that I visit every morning at 7 AM sharp when they open to have breakfast, and again it's never that greasy. Just save yourself, your stomach (and gut) and don't go here.

This is really sad given the fact that Cracker Barrel headquarters is just down the street in Lebanon, Tennessee. Obviously no one from corporate has ever dined this location.

Source: https://www.yelp.com/biz/cracker-barrel-old-country-store-nashville-2?sort_by=date_desc

A Recent Customer Review That Received 2,500 Likes Sums up The Challenges Cracker Barrel Faces With Improving Its Core Business



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Cracker Barrel Old Country Store
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- Long wait time
- Poor service
- Poor food quality
- Unprofessional management
- Unhappy customer



Joshua Pettit
September 13 ·

Dad and Dina went to Cracker Barrel Old Country Store today. And his experience was not great sadly. 😥. He used to go there every week. Now we've been favoring Mooresville Family House

Bob Pettit
September 13 ·

I went to Cracker Barrel in Mooresville today just at the end of lunch hour. We ordered the grilled chicken which was recommended by the waiter. After waiting 50 minutes for our food we received these two over cooked/grilled chicken. The potatoes and carrots were cold and the meat overcooked. I pointed it out to the waiter and asked for the manager. The manager said that the cook should have used a timer and walked away. I was able to get my chicken replaced after 15 more minutes which I shared with my dinner partner. It will be a long time before I visit this restaurant again. Beware!!

2.5K | 1K comments | 3 shares

Source: Cracker Barrel Facebook page

Failure to Address Guest Traffic Has Resulted In Worst-In-Class Post-Pandemic Recovery in Unit-level Sales vs. Peer Group



Change in Average Unit Sales (FY'19 – LTM)
47.2%
24.1%
22.5%
18.1%
13.8%
12.0%
11.4%
9.2%
TEXAS ROADHOUSE
Denny's
MAGGIANO'S LITTLE ITALY
The Cheesecake Factory
Olive Garden ITALIAN KITCHEN
OUTBACK STEAKHOUSE
Cracker Barrel OLD COUNTRY STORE

Source: 10-K filings

Resulting In The Worst-In-Class Restaurant Margin Deterioration

5-Year Restaurant Earnings Margin Change In Basis Points (2019-2024)



120 110 50 40 10 (80) (130) (170) (460) (640)



Restaurant Earnings Margin (excludes G&A and depreciation)			
	2019	2024	Change (bps)
Olive Garden	20.50%	21.70%	1.20
Darden	18.70%	19.80%	1.10
Dave & Buster's	28.80%	29.30%	0.50
Bloomin' Brands (US only)	14.20%	14.60%	0.40
Brinker	13.20%	13.30%	0.10
Texas Roadhouse	17.30%	16.50%	(0.80)
Cheescake Factory	15.20%	13.90%	(1.30)
BJ's Restaurant	15.70%	14.00%	(1.70)
Denny's	15.70%	11.10%	(4.60)
Cracker Barrel	**17.40%**	**11.00%**	**(6.40)**

Source: 10-K filings

45

Worst-In-Class Change In Operating Income Growth



Operating Income Growth
FY19 – LTM / FY24
104.5%
26.3%
24.7%
(0.5%)
(84.0%)
TEXAS ROADHOUSE
Olive Garden
ITALIAN KITCHEN
BLOOMIN' BRANDS INC
(U.S. Only)
Brinker INTERNATIONAL
Cracker Barrel
OLD COUNTRY STORE

Source: FactSet, Company filings
*Comparable peers include casual dining peers with a majority of company-owned stores instead of franchise stores. It includes companies with number of stores comparable to CBRL.

Worst-In-Class Adj. EBITDA And Operating Income Margins





Source: 10-K, Company filings

Overall, Operating Income Has Declined 84% And Adjusted EBITDA By 47%



Operating Income*
(USD millions)

FY19: 282.8
FY20: 33.7
FY21: 148.9
FY22: 153.0
FY23: 120.6
FY24: 45.1



Adj. EBITDA
(USD millions)

FY19: 398.6
FY20: 180.7
FY21: 284.2
FY22: 277.5
FY23: 251.2
FY24: 211.6

*Operating Income excludes gain on sale & leaseback transaction
Source: 10-K, Company filings

....Despite Investing $850 Million In Capex Since FY19



**Cumulative Capex Since FY19
(USD Millions)**

FY19	FY20	FY21	FY22	FY23	FY24
137.5	433.5	503.7	600.8	726.2	853.6

Source: 10-K, Company filings

Impact of New Investments: $200 million In Impairment and Store Closing Charges

(In US$ Millions)	2020	2023	2024	Total
Impairment (for CBRL and MSBC stores)	$22.5	$11.7	$17.4	**$51.6**
Store closing costs		$2.3	$5.5	**$7.8**
Other impairment charges & goodwill write-off (Punch Bowl Social in 2020, MSBC in 2024)	$137		$4.7	**$141.7**
Total				**$201.1**



"Sardar Biglari was right. Cracker Barrel's failed acquisition of Punch Bow Social was one of the "worst business blunders in the annals of restaurant history."

*CBRL recorded a non-cash impairment charge related to PBS in 2020
*CBRL recorded a goodwill impairment charge on MSBC in 2024

Reference: From Company filings

Poor Financial Metrics Have Pushed ROIC Well Below The Cost of Capital



ROIC

- 2019: 22.5%
- 2020: (2.2%)
- 2021: 13.8%
- 2022: 7.8%
- 2023: 6.1%
- 2024: 2.6%

Source: FactSet

Poor Capital Allocation

Cracker Barrel Failures Can Be Attributed To The Following Factors:

Lack of Focus on Core Business	Poor Capital Allocation	A Board Lacking in Required Experience
	Investments in new stores failed (high store closure rates in West Coast)	
	Non-core investments - Punch Bowl Social lost shareholders $137 million	
	New ideas such as Holler & Dash and Maple Street Biscuit Co. (MSBC) have no material impact on shareholder value	
	Proposed capex that reduces dividend by **80%**	

New Store Investments Have Failed

Cracker Barrel Claims:

Value-Creating New Unit Growth in Core and New Markets

- While our primary focus is on **enhancing our existing store base**, we also invest in value-creating new unit growth
  - We leverage a rigorous, analytical approach using IRR analysis, and our Board of Directors approves risk-adjusted hurdle rates in excess of our cost of capital
- Our new unit opening strategy has consisted of **modest, disciplined growth in both core and frontier markets** (opened on average 8 stores per year since 2009)
  - We are pleased with the performance of our mature stores[1] opened over this time period, which have created shareholder value by delivering returns in the aggregate above our hurdle rates
- With our recent expansion into the West Coast, our growth has been measured so we can analyze their performance and gain learnings
- We believe there is **room for modest new unit growth in core markets and significant whitespace in new markets**, including on the West Coast
  - We will continue to fine tune our approach to new markets and expect to accelerate the growth in the future in order to **drive longer-term value creation for our shareholders**

New Unit Costs

- We believe Mr. Biglari's characterization of new unit investment costs is **misleading**
  - Uses higher new unit costs of $5.3mm from frontier markets instead of Cracker Barrel's recent average new unit cost of $4.9mm[2]
  - Assumes all land is purchased for $1.9mm, whereas Cracker Barrel historically has purchased land for only ~30% of its stores at an average cost of ~$1mm[3]
  - Uses a simplified sales-to-investment ratio methodology rather than our rigorous IRR model which takes into account cash flow and returns generated by each new store[4]

1. Reflects stores opened between FY 2009 and FY 2017
2. Average cost for building, site improvement, furniture, equipment and related development costs for stores opened during FY 2019 and FY 2020, which is more representative of a typical new store cost
3. Based on new stores opened over the last 10 years
4. Cracker Barrel's IRR analysis includes pre-opening expenses



Cracker Barrel OLD COUNTRY STORE

16

Reality

The Board cannot be trusted given its history of new investments and West Coast expansion failed to deliver.

Results:

- In FY24, Operating Income and Adjusted EBITDA fell to the lowest level since pandemic
- Despite investing $850 million in capex, operating income is down 84% since FY19

Reference: From Company filings

The Board's Rationale For Expanding On The West Coast Is Not Clear

- West Coast has higher construction and labor costs
- Distribution cost is higher considering most of company stores are concentrated in the South
- West Coast does not have a growing middle-class population
- Cracker Barrel has limited brand recognition on the West Coast





CRACKER BARREL HAS AN EXPANSIVE FOOTPRINT ACROSS 45 STATES AND STILL HAS ROOM TO GROW
Opening Decade
1970s*
1980s
1990s
2000s
2010s
2020s
Cracker Barrel
*Includes first store opening in 1969

West Coast Expansion Efforts Ended With A Near 60% Closure Rate

"… in our 40-year history, we've closed fewer than 20 stores"

- - CEO, Sandra B. Cochran, March 2015



Closure Rate: 3% of stores opened during first 40 years

Recent Closure Data

of stores with challenged performance 24

Total Stores Closed 16

Closure Rate for CA & OR: 58%

Source: FY23 and FY24 10-K filings

56

Investment In New Brands Have Failed

Cracker Barrel claims:

Investing in Complementary Growth Outside Cracker Barrel Concept
We follow a highly disciplined and methodical approach in our evaluation of external investment opportunities

What We Look For	How We Approach
• "White space," where we believe there is long-term growth opportunity – E.g., fast casual breakfast (H&D; Maple Street) and "Eatertainment" (PBS) • Complementary concepts/business models where we can leverage core competencies and size, add value, lower costs • Complementary guest base that expands our demographics (limited cannibalization) • Proven concept with attractive unit economics • Manageable in terms of size, complexity and management attention • Attractive value and risk-adjusted returns	• Full Board engagement; no rubber stamp • Conservatively – start small, learn first • Due diligence with third party advisors • Use protective structures that give us optionality

MAPLE STREET COMPLEMENTS THE CRACKER BARREL BRAND

    

| Identified the fast casual breakfast space as an underserved market, and one where we had the credibility to enter | Maple Street shares many commonalities with Cracker Barrel: scratch-made cooking, a culture of hospitality, and craveable, homestyle food | Urban and suburban growth opportunity with Maple Street's smaller footprint and appealing store economics | Cracker Barrel's resources and expertise across several functional areas create cross-brand synergies to help accelerate Maple Street's unit growth | Attractive unit economics and franchisable model |

Reality

Why did the Board approve new concepts when the core business was failing?

Results:

› **$137 million loss on Punch Bowl Social investment**

› **No material impact of Maple Street Biscuit Company (MSBC) on revenue and profits**

› **$4.7 million in goodwill impairment charge for MSBC in FY24**

Maple Street Has Been A Distraction

Overview:

› CBRL acquired MSBC for **$36 million** in Oct 2019. MSBC had 28 company owned stores and five franchised locations[1]

› **13 MSBC** stores had deteriorating performance in FY24 resulting in impairment charges

› 6 stores closed in last two years resulting in store closing costs

› **~$5 million in goodwill impairment** in FY24 due to 'deteriorating financial trends..' for MSBC stores

CBRL admits that MSBC business model is not working

*"we [CBRL] have decided to **slow down Maple Street's unit growth** in the short-term while they **work on improving that business model** and as part of our focus on investing in the core Cracker Barrel business"*

- CBRL Q3 2024 Earnings Call

Investment in MSBC	No. of locations
Stores as of Sept 13, 2024 (10-K)	68
Stores closed during FY23 - FY24	6
Gross no. of stores	74
# of stores following acquisition (FY20)	35
New MSBC stores opened	**39**
Net buildout cost per store (ICR conference Jan. 2022 deck)	**$625k**
Total estimated investment in new MSBC stores	**$24 million**

Unanswered questions for MSBC investments:

› What is MSBC's contribution to revenue, operating income, and Adj. EBITDA?

› What is the ROIC on MSBC investments?

1.   CBRL Press release, 10/11/2019, https://www.crackerbarrel.com/newsroom/news-releases/2019/oct/cracker-barrel-acquires-maple-street-biscuit-company

The Biggest Casualty Of Deteriorating Financial Performance Is The 80% Dividend Cut



10-Yr Average (2014-2024): $5.7 per share

FY2014	FY2015	FY2016	FY2017	FY2018	FY2019	FY2020	FY2021	FY2022	FY2023	FY2024	FY2025E
$3.00	$4.00	$10.65	$8.10	$8.55	$8.00	$3.90	$1.30	$4.90	$5.20	$5.20	$1.00

Source: FactSet, Company filings



Shareholder
Value Destruction

Cracker Barrel Has The Worst TSR Performance Over All Applicable Measurement Periods

Total Shareholder Returns			
	1-Year	3-Year	5-Year
Proxy Peers	(11.6%)	(10.6%)	17.6%
Family Dining peers	(10.6%)	(10.6%)	12.4%
S&P 500	28.0%	29.9%	108.5%
S&P Midcap 400 Restaurants	55.1%	55.4%	166.6
CRACKER BARREL	(49.6%)	(65.3%)	(70.2%)

Source: FactSet, data as of 16-August-2024 (day before the public announcement of nomination)

Shareholders Have Lost 70% Of Their Investment In The Last Five Years

1-YEAR TOTAL Shareholder Return


55.1%
28.0%
(49.6%)
(10.6%)
(11.6%)
Cracker Barrel
Casual Dining Peers
Proxy Peers
S&P Mid Cap 400 Restaurants
S&P 500

3-Year Total Shareholder Return


55.4%
29.9%
(65.3%)
(10.6%)
(10.6%)
Cracker Barrel
Casual Dining Peers
Proxy Peers
S&P Mid Cap 400 Restaurants
S&P 500

5-Year Total Shareholder Return


166.6%
108.5%
12.4%
17.6%
(70.2%)
Cracker Barrel
Casual Dining Peers
Proxy Peers
S&P Mid Cap 400 Restaurants
S&P 500

Source: FactSet, data as of 16-August-2024 (day before the public announcement of nomination)

The Board Has Failed To Safeguard Shareholder Interest With Worst-In-Class TSR Performance Under Both Current And Former CEOs



5-year Total Shareholder Return under Sandra Cochran*

As of Aug 6, 2023

Cracker Barrel	Casual Dining Peers	Proxy Peers	S&P Mid Cap 400 Restaurants	S&P 500
(28.8%)	(11.1%)	24.0%	77.2%	74.0%



Total Shareholder Return under Julie Masino

Aug 7, 2023 – Aug 16, 2024

Cracker Barrel	Casual Dining Peers	Proxy Peers	S&P Mid Cap 400 Restaurants	S&P 500
(52.2%)	(19.7%)	(14.0%)	50.7%	24.9%

Source: FactSet, *As for August 6, 2023, 1-day before Julie Masino became CEO-elect. Current CEO Julie Election Date: 7-August-2023; Data as of 16-August-2024 (day before the public announcement of nomination)

Management Change Has Failed To Restore Investor Confidence: Cracker Barrel's Share Price Has Fallen A Cumulative 64% Following Earnings/Strategic Announcements

1-day price reaction to earnings and Transformation Plan announcements (%)



Source: FactSet

64

Investor Reaction To Biglari Capital Campaign

1-day impact of preliminary proxy filing by Biglari Capital



Source: FactSet, Preliminary Proxy Filing Announcement Date: 23-Sep-2024



The Board Has Failed at Executing Numerous Initiatives Repeatedly

Refine The Brand: Cracker Barrel Has Repeated The Same Buzz Words For Years



2022

Competitive Advantages

Authentic Experiential Brand

Culture of Caring Hospitality

Homestyle Food & Retail Assortment

...grow traffic with frequency strategy of earning one more visit from current guests per year

...attract new customers via new occasions and revenue sources

"...Grow traffic"
"...Attract new customers"

2023

...ON OUR COMPETITIVE ADVANTAGES:

AUTHENTIC EXPERIENTIAL BRAND

CARING HOSPITALITY CULTURE

HOMESTYLE FOOD & RETAIL ASSORTMENT

...TO DELIVER THE FOLLOWING OBJECTIVES:

GROW TRAFFIC BY EARNING ONE MORE VISIT FROM CURRENT GUESTS PER YEAR

ATTRACT NEW CUSTOMERS VIA NEW OCCASIONS AND REVENUE SOURCES

DELIVER A SCALABLE & RESILIENT BUSINESS MODEL

"Grow traffic..."
"Attract new customers..."

2024

2024 Strategic Transformation Plan

Refining the brand: evolving the brand across all touchpoints to refine and strengthen positioning to delight existing and new guests.

"Delight existing and new guests"

Craveability And Menu Enhancements Have Been Discussed Since FY20



2020

Complex Operating Model / Scratch Cooking
- Extensive training to achieve consistency
- Complex sourcing and management of food / ingredients
- Culinary innovation

- **Craveable offerings** available daily
- **Simplified menu** highlights signature offerings, value and variety

2022

Continue to evolve menu offerings to reinforce core strength of craveable, homestyle food

Refresh includes streamlining categories to alleviate confusion and better highlight value proposition, creating a 'build-your-own' category for enhanced customization opportunities, and introducing new craveable menu items to drive additional frequency and check growth

2023

REINFORCING HOMESTYLE CRAVEABILITY AND VALUE TO A BROAD GUEST BASE

SUMMER/ FALL 2022

Breakfast menu refresh phase 1 & Barrel Bites

SUMMER 2022

Beer & Wine rollout completed to majority of the system

SUMMER 2021

Dinner menu revamp complete (Signature Fried Chicken Platform, etc.)

2024

2024 Strategic Transformation Plan

Enhancing the Menu: Introducing menu innovation focused on craveability and traffic drivers, streamlining processes to improve execution, and optimizing strategic pricing to protect value and improve profitability.

"Culinary innovation"

"Craveable offerings…"

"Simplified menu"

"Refresh includes… introducing new craveable menu items…"

"Reinforcing homestyle craveability,…

…Breakfast menu refresh"

"Introducing menu innovation focused on craveability"

68

Store And Guest Experience: Repeated Concepts, Same Failed Results



2020

Highly Experiential
- Design/Décor
- High touch hospitality requires training and emphasis
- Multipronged marketing without discounting

2022

The Cracker Barrel brand is a leader in the industry for:

- Menu Uniqueness ✓ *Top 5 Rated*
- Craveability ✓ *Top 5 Rated*
- Menu Variety ✓ *Top 5 Rated*
- Value Provided ✓ *Top 5 Rated*
- Unit Appearance and Ambiance ✓ *Top 5 Rated*
- Service and Hospitality ✓ *Top 5 Rated*
- Pleasant, Friendly Service ✓ *Top 5 Rated*

2023

DIGITAL MARKETING — Transform marketing & media strategy to focus on hyperlocal & personalized communications driving greater efficient marketing spend.

DIGITAL STORE — Deliver intuitive & frictionless experience to drive guest frequency and channel use optimization.

IN-STORE EXPERIENCE — Bridge the digital store and in-store divide to enhance guest experience, drive check & frequency, and gain operational efficiencies.

LOYALTY — Build platform that rewards guest frequency and delivers quality 1st-party customer analytics.

2024

2024 Strategic Transformation Plan

Evolving the store and guest experience: delivering an exceptional guest experience through operational excellence and improved store design and atmosphere; testing remodel prototypes with plans to complete 25-30 remodels in fiscal 2025

"Highly Experiential Design/Décor"

"Unit Appearance and Ambiance"

"… Enhance guest experience…"

"… Improved store design and atmosphere; testing remodel prototypes…"

Digital And Off-Premise: Cracker Barrel's Loyalty Program Promises Still Unfulfilled



2020

New Easy-to-Use POS Creates a More Seamless Guest Experience and Cost Saving Opportunities

- A foundational platform for in-store technology
- Supports server tablets, front-porch dining and curbside pick-up and payment
- More efficient order communication from table to kitchen – **servers can serve more guests**
- **~250 stores** have currently implemented the new system[1]

The Digital Store Provides an Integrated, Enhanced Guest Experience for Ordering Food and Retail Products

- Increased personalization and customization leading to **more web visits, higher digital sales and reduced cart abandonment**
- **Sales driving** opportunities (e.g., bundled restaurant and retail offerings)
- **Potential for carefully planned Loyalty program**
- Richer guest data supporting **deeper analytical insights**

"Increased personalization and customization…

Potential for carefully planned Loyalty program"

2022

Digital Store	• Launched a Digital Store in Fall 2020 • Since launch, our digital order mix has grown to more than 55% • Recent enhancements include a more customized experience and more readily accessible order history and favorite orders, as well as streamlined order flow and simplified location selection • Looking ahead, focused on refining the app and motivating account sign-ups to build first-party data engine
New POS System	• Currently in approximately 500 stores • Implementation planned to be complete by April • Foundational to other key strategic initiatives such as enhanced curbside experience and digital integration, as well as food and labor systems
Digital Marketing	• Transforming marketing and media strategy to focus on hyperlocal and personalized communications to further build brand relevance • Recently increased mix of digital spend with corresponding decrease in traditional TV media
Loyalty	• Loyalty program design work is currently underway • Targeting pilot launch this calendar year

14

"…Focus on hyperlocal and personalized communications..

…Loyalty program…"

2023

DIGITAL MARKETING	DIGITAL STORE	IN-STORE EXPERIENCE	LOYALTY
Transform marketing & media strategy to focus on hyperlocal & personalized communications driving greater efficient marketing spend.	Deliver intuitive & frictionless experience to drive guest frequency and channel use optimization.	Bridge the digital store and in-store divide to enhance guest experience, drive check & frequency, and gain operational efficiencies.	Build platform that rewards guest frequency and delivers quality 1st-party customer analytics.

"… focus on hyperlocal & personalized communications…

Build platform that rewards guest frequency…"

2024

2024 Strategic Transformation Plan

Winning in digital and off-premise: growing the off-premise business and leveraging technology such as Cracker Barrel rewards; leveraging guest data to better understand consumer behavior and identify ways to drive frequency and engagement.

"…leveraging technology such as Cracker Barrel rewards.. …leveraging guest data to understand consumer behavior…"

Employee Experience: Cracker Barrel Has Failed To Implement POS Systems

2017







THE NEW POS PLATFORM ENABLES FUTURE GROWTH
Increases speed of service
Simplifies employee training and execution
Foundational for future enhancements to the business model
55

"The new POS Platform enables future growth"

"-Increases speed of service

-Simplifies employee training and execution"

2022

- More efficient order communication from table to kitchen – **servers can serve more guests**
- **~250 stores** have currently implemented the new system[1]

Improving the Guest and Employee Experience

- Enhancing our digital infrastructure to drive sales, including the broad rollout of POS system (expected in ~500 stores by the end of FY 2021) and the launch of the Digital Store

"More efficient… servers can serve more guests"

"Improving the Guest and Employee Experience.... Broad rollout of POS system"

2023

STORE PROCESS & SYSTEMS

Long-term commitment to evolving store process & systems including point-of-sale, food & labor management, manager tools and payment systems to create store efficiencies, enhance guest experience, simplify employee experience & establish cross-brand scalable platforms.



"…evolving store process & systems including point-of-sale, food & labor management…

Simplify employee experience"

2024

2024 Strategic Transformation Plan

Elevating the employee experience: upgrading training and development programs and tools and simplifying job roles and utilizing technology to improve the employee experience.



"upgrading training

..simplifying job roles..

Utilizing technology to improve the employee experience"

Cracker Barrel's Share Price Fell 15% Upon Announcement Of The Board Approved Transformation Plan

Market reaction to Strategic Plan Announcement (announced May 16, 2024)



1-Day Decline: (14.5%)
Decline to unaffected date: (24.7%)
$60
$55
$50
$45
$40
$35
5/1/2024
5/8/2024
5/15/2024
5/22/2024
5/29/2024
6/5/2024
6/12/2024
6/19/2024
6/26/2024
7/3/2024
7/10/2024
7/17/2024
7/24/2024

TRUIST Securities

"A big reason the stock is down is that there wasn't much of a plan…

They announced a plan for a plan but they didn't give investors enough information *to judge whether reinvesting in the stores was a credible plan to address the traffic losses."*

- Truist Securities analyst Jake Bartlett to The Post (May 23, 2024)

UBS

"While plans to ***accelerate SSS & remodel units were*** *encouraging, further* ***details and initial traction against initiatives are likely needed before becoming more constructive****. … While strategic plans are appropriately focused on investing to improve growth over time,* ***visibility into efficacy is low at these early stages…."***

- UBS Securities, (May 17, 2024)

Source: FactSet, Street Research

Negative Market Reaction To The Transformation Plan Suggests Investors Have Little Faith In The Board And The Management Team

1 Day Impact Of Strategic Plan Announcement (announced May 16, 2024)



Source: FactSet, Strategic Plan Announcement Date: 16-May-2024

Independent Analysts Question The Lack Of Milestones And View Guidance As "Aggressive"

"Management's plan to drive sales and margins may prove successful, but it will be a 'show me' story.

*Management **did not quantify the specific drivers of sales**, but the primary driver appears to be 'enhanced' menu pricing....*

***While reinvesting in its stores may improve its relevance with consumers, it is unclear to us that the returns will be justified** and view the massive cut to the dividend as a significant negative for CBRL's core investor base."*

- Truist Securities (16-May-2024)

*"Management anticipates that **adjusted EBITDA will almost double by FY27** from current levels ..... **which seems aggressive to us** at this point given the scope of work that is being undertaken to revitalize the Cracker Barrel brand.*

A challenge** that investors will have ... is the current **lack of deliverable touchstones over the early years of the plan** that will allow one to handicap the probability of achieving the $375M to $425M adjusted EBITDA, and $3.8B to $3.9B revenues guidance that management has provided for FY27. Management is pointing to the 2H of FY26 (7 quarters from now) as the point when initiatives gain traction and begin to dive positive traffic growth. **This back end loaded nature of the expectation for when financial results will inflect makes handicapping the expected 400bps lift in adjusted EBITDA margin a challenge."

- Benchmark (03-June-2024)

*"While plans to accelerate SSS & remodel units were encouraging, further **details and initial traction against initiatives are likely needed before becoming more constructive.** ... While strategic plans are appropriately focused on investing to improve growth over time, visibility into efficacy is low at these early stages...."*

- UBS Securities (17-May-2024)

*"CBRL is still in the early innings of discovery for what/how it will attack many pieces of this transformation ... so underwriting targeted **FY27 revenue/EBITDA growth requires optimism that what's currently baked will match untested expectations... Details around how the ~400bps in EBITDA margin expansion shows up in the P&L were scant."***

- Citi Research (16-May-2024)

*"A big reason the stock is down is that **there wasn't much of a plan**...*

***They announced a plan for a plan** but they didn't give investors enough information to judge whether reinvesting in the stores was a credible plan to address the traffic losses."*

- Truist Securities analyst Jake Bartlett to The Post (May 23, 2024)

Media Coverage of The Transformation Plan Announcement Has Not Been Favorable

MONEYWATCH

Cracker Barrel CEO says brand isn't relevant and needs a new plan. Here are 3 changes coming soon.

By Aimee Picchi
Edited By Anne Marie Lee
May 24, 2024 / 3:01 PM EDT / CBS News

NEW YORK POST

BUSINESS

Cracker Barrel's stock in freefall after CEO admits chain 'just not as relevant as we once were'

By Lisa Fickenscher
Published May 23, 2024 | Updated May 23, 2024, 4:28 p.m. ET

271 Comments

MONEY — Cracker Barrel Old Country Store — Add Topic +

Cracker Barrel stock plummets after CEO says chain isn't as 'relevant,' 'must revitalize'

Jonathan Limehouse
USA TODAY
Published 12:52 p.m. ET May 24, 2024 | Updated 12:58 p.m. ET May 24, 2024

BUSINESS

Cracker Barrel CEO Tanks Company Stock By 20%; Says 'We're Just Not As Relevant'

Attracting younger diners is another problem Cracker Barrel faces

WJ THE WESTERN JOURNAL

EQUIPPING READERS WITH THE TRUTH

Classic American Restaurant's Shares Plummet 20% After CEO's Painful Admission - 'We're Just Not As Relevant'

BUSINESS

Cracker Barrel plans changes after CEO says the brand isn't relevant

—

Cracker Barrel's CEO said the restaurant chain has "lost its shine" and there is a new strategic plan to transform the company.

Source: FactSet, AlphaSense

Independent Analysts Lack Conviction In The Transformation Plan

Analyst	Rating
BANK OF AMERICA	Underperform
ARGUS	Hold
CL KING & ASSOCIATES	Neutral
Deutsche Bank	Hold
LOOP CAPITAL	Hold
Zacks SCR	Underperform
TRUIST	Hold
PIPER SANDLER	Neutral
Jefferson Research	Hold
BENCHMARK	Hold

ZERO Analysts have a Buy Rating

- **Mean Target is 46% lower than 1-year ago**
- **It is less than CBRL's current share price**



Mean Target Price
105.00
95.00
85.00
75.00
65.00
55.00
45.00
35.00
25.00
Jul-23
Aug-23
Sep-23
Oct-23
Nov-23
Dec-23
Jan-24
Feb-24
Mar-24
Apr-24
May-24
Jun-24
Jul-24
Aug-24
Sep-24
Oct-24

Source: FactSet, AlphaSense

Analysts Do Not Have Confidence In The Transformation Plan

Consensus Estimates

($ in millions)	FY'19A	FY'20A	FY'21A	FY'22A	FY'23A	FY'24A	FY'25E	FY'26E
Revenue	$3,072.0	$2,522.8	$2,821.4	$3,267.8	$3,442.8	$3,470.8	$3,431.4	$3,488.7
% Growth	--	(17.9%)	11.8%	15.8%	5.4%	0.8%	(1.1%)	1.7%
Operating Income	$282.8	$103.6	$366.7	$153.0	$120.6	$45.1	$81.9	$103.1
% Margin	9.2%	4.1%	13.0%	4.7%	3.5%	1.3%	2.4%	3.0%
Adjusted EBITDA	$398.6	$180.7	$284.2	$277.5	$251.2	$211.6	$205.7	$228.8
% Margin	13.0%	7.2%	10.1%	8.5%	7.3%	6.1%	6.0%	6.6%
Capital Expenditures	$137.5	$296.0	$70.1	$97.1	$125.4	$127.5	$170.0	$200.0

Source: FactSet, Company filings, FY25E and FY26E capex based on mid-point of management guidance

Management's Claims About The Early Results Of The Transformation Plan Are Misleading

Cracker Barrel claims (4QFY24 Transcript):	Reality

"Our multiyear strategic transformation journey is off to a great start.

We've hired a new dynamic CMO and are making progress on refining the brand.

Our new menu items are resonating with guests. Our optimized pricing initiative is delivering strong flow-through and strong value perception scores.

We're seeing a lift in traffic and sales in our remodeled pilot stores. Our loyalty program has 6 million users after just one year and is delivering incremental sales and traffic.

And our teams are highly engaged and executing at a high level, which is reflected in key improvements in employee and guest metrics.

.....We believe this work will yield significant cost savings both in FY 2025 and beyond."

› Management's FY25 guidance implies further guest traffic declines, lower revenue and Adj. EBITDA than in FY23 or FY24

› Analyst estimates for FY25 and FY26 indicate revenue will decline in FY25 and grow by a nominal 1.7% yoy in FY26.

› Despite an estimated $370 million of additional capital expenditure during FY25-FY26, analysts estimate operating income and Adj. EBITDA margins will be lower than Cracker Barrel achieved during FY19-FY23

› Analysts' mean target price estimate of $41.57 is lower than the current share price implying independent analysts do not expect the Transformation Plan to create shareholder value in the near-term

Source: FactSet, FY25E and FY26E capex based on mid-point of management guidance. Mean target price as of 10/18/2024

78



A Flawed Board is Responsible for the Current Malaise

Flawed Board Choosing Flawed Board Members

Lack of Focus on Core Business	Poor Capital Allocation	A Board Lacking in Required Experience
		Recent refreshment added directors that lack operational experience at family dining concepts or capital allocation experience

A Flawed Board Is Responsible For The Current Malaise

> The plan the Board has adopted requires significant change to Cracker Barrel's physical attributes, including remodeling the units by adding new booths and banquets, which have not been part of store interiors to date. Yet the problem lies not in the furniture (seating) but in getting more people to sit in it.

> We do not believe that rearranging the furniture, altering the decor or some restaurant level operational changes is sufficient to change the Company's trajectory or solve the underlying problem of declining guest traffic.

> We believe the questionable transformation plan is indicative of a poorly constituted Board that cannot relate to the Cracker Barrel brand and customers, lacks turnaround experience, and is critically missing the skill set needed to address the core business challenges.

Board Refreshment Has Coincided With Significant Shareholder Value Destruction



Thomas Barr
Appointed 5/31/2012 (not standing for reelection)
Gilbert Dávila
Appointed 7/1/2020
Darryl Wade
Appointed 4/1/2021
Julie Felss Masino
Appointed 11/1/2023
Meg Crofton
Appointed 7/26/2017
Gisel Ruiz
Appointed 9/1/2020
Jody Bilney
Appointed 9/28/2022
Biglari Nominee
John
Garratt
12/1/2023
Cheryl Henry
Appointed 5/28/2024
Carl Berquist
Appointed 1/14/2019
$200
$160
$120
$80
$40
$0
10/1/11
10/1/12
10/1/16
10/1/17
10/1/18
10/1/19
10/1/20
10/1/21
10/1/22
10/1/23
10/1/24

Source: FactSet, Company filings

Recruiting From Traditional Feeder Companies Has Not Been Successful

The Walt Disney Company	Walmart	Marriott INTERNATIONAL	DARDEN RED LOBSTER	Yum!
Previous Board Members	**Previous Board Members**	**Previous Board Members**	**Current Board Members**	**Current Board Members**
Andrea M. Weiss 2003 –2023	Coleman H. Peterson 2011 – 2023 Nom/Gov Member(- 2023)	William W. McCarten 2011 –2023 Nom/Gov Member(2018-2020)	Darryl Wade 2021 - Present	John Garratt 2023 - Present
Current Board Members	**Current Board Members**	**Current Board Members**	**Executive Management**	**Executive Management**
Meg Crofton 2017 – Present Nom/Gov Chair	Gisel Ruiz 2020 – Present Nom/Gov Member	Carl Berquist 2019 – Present Nom/Gov Member	Craig Pommells CFO	Julie Masino CEO
Gilbert Davila 2020 – Present		**Executive Management** Bruce Hoffmeister CIO		

83

Carl Berquist And Meg Crofton Lack The Necessary Expertise To Provide Needed Management Oversight

Incumbent Management Nominees	Carl T. Berquist 	Meg G. Crofton 
Roles	Independent Chairman, Member of Nominating and Governance and Audit Committees	Chair of the Nominating and Governance Committee, Member of the Compensation Committee
Tenure	5.7 Years	7.2 Years
Restaurant Turnaround experience	X	X
Technology/Digital Marketing Transformation Experience	X	X
Successful Capital Allocation Experience	X	X
TSR performance as a director	**(69.7%)**	**(65.0%)**

Director Carl Berquist Has Overseen Massive Shareholder Value Destruction And Bears Responsibility For Cracker Barrel's Dismal Capital Allocation Record



> Capital allocation: Marriott CFO experience is almost a decade old. Responsible for approving $854 million in capex from 2019 to 2024. Operating income fell by 84% during this period

> Real estate: Related experience at Arthur Andersen is not current. Oversaw new store openings on the West Coast. ~60% of which are now closed.

> Brand extension investments: Oversaw investments in Punch Bowl Social which resulted in $137 million loss to shareholders

> Board experience: No recent board experience other than Cracker Barrel

Prior Experience Is Not Relevant to Cracker Barrel			
Company	**Title**	**Industry Expertise**	**Comments**
Marriott INTERNATIONAL	Executive Vice President & CFO	Hospitality	**Left in 2015 – almost a decade ago**
ARTHUR ANDERSEN	Managing partner of the mid-Atlantic region	Accounting/Real Estate	**Left in 2009 – 16 years ago**
Hertz	Former Board member	Car Rental	**Stepped down in Jan 2017 – 7 years ago**
BEACON	Former Board member	Roofing Products	**Retired in March 2023, after reaching the board retirement age**

CBRL TSR is down (69%) under his tenure as a director



S&P Mid Cap 400 Restaurants	169.3%
Proxy Peers	10.4%
Casual Dining Peers	(7.8%)
Cracker Barrel	(69.7%)

Source: Company Filings, FactSet, TSR data as of 14-January-2019 (appointment date) to 16-August-2024 (day before the public announcement of nomination)

Director Meg Crofton's Experience At Tupperware, Her Flawed Board Refreshment And Poor Record At Cracker Barrel Are Huge Red Flags



> **Governance:** As Chair of the Nominating/Governance Committee since November 2021, conducted flawed board refreshment that failed to add directors with relevant expertise to address the guest traffic and turnaround challenges specific to the family dining space

> **Questionable Board Performance:** Former board, Tupperware, faced significant audit concerns and restatements and subsequently filed for bankruptcy; currently serves on the HCA board which continues to face public and legal scrutiny regarding its business practices and its delivery of health care

Prior Experience is Not Relevant to CBRL			
Company	Title	Industry Expertise	Comments
The Walt Disney Company	President of Disney's Parks and Resorts Operations, U.S. and France	Entertainment	Left in 2015 – almost a decade ago
Tupperware	Former Board member	Kitchen gadgets and storage items	Stepped down from the Board in Oct 2023. Tupperware suffered from going concern/ restatements during term and filed for bankruptcy in 2024
HCA Healthcare	Current Board member	Healthcare provider	HCA has been subject to scrutiny over quality of patient care*



CBRL TSR is down (65%) under her tenure as a director

- S&P Mid Cap 400 Restaurants: 225.7%
- Proxy Peers: 22.3%
- Casual Dining Peers: 0.9%
- Cracker Barrel: (65.0%)

Source: Company Filings, FactSet, TSR data as of 1-August-2017 (appointment date) to 16-August-2024 (day before the public announcement of nomination)

95% Shareholder Value Destruction During Crofton's Tenure At Tupperware



Previous board experience:
Tupperware
(Jan 25, 2016 to Oct 16, 2023)

*"In 2019, the Company [Tupperware] began **facing financial headwinds and operational challenges** that contributed to a multi-year decline in the Company's financial performance…*

*There is **substantial doubt about the Company's ability to continue as a going concern**…..*

*On March 16, 2023, the Company announced that it would **restate certain of its previously issued financial statements for misstatements identified**."*

- FY2022 10-K



Source: Tupperware 10-K (https://otp.tools.investis.com/clients/us/tupperware_brands/SEC/sec-show.aspx?FilingId=16987434&Cik=0001008654&Type=PDF&hasPdf=1)

Cracker Barrel's Board Skills Matrix Suggests Neither Carl Berquist Nor Meg Crofton Have The Required Expertise To Provide Oversight Of The Transformation Plan

BOARD SKILLS AND EXPERTISE

	Finance & Accounting	Human Resources	General Operations	Restaurant	Marketing	Retail	Diversity & Inclusion	Environment, Social & Governance
Carl Berquist	✓							
Jody Bilney				✓	✓			
Meg Crofton		✓	✓		✓			
Gilbert Dávila					✓	✓	✓	
Julie Masino			✓	✓	✓	✓		
Gisel Ruiz		✓	✓			✓	✓	
Chip Wade		✓	✓	✓				

88

The Current Board Lacks The Necessary Expertise And Experience

Incumbent Nominees	Notable Experience (Abbreviated)	Essential for CBRL		Critical for Transformation Plan		
		Family Dining (excl. CBRL)	Capital Allocation	Turnaround Experience	Favorable Capital Allocation Record	Technology
Carl Berquist	Marriott: Accounting & Finance	✖	✔	✖	✖	✖
Meg Crofton	Walt Disney World, President: Tupperware and HCA, Board	✖	✖	✖	✖	✖
Gilbert Davila	DMI Consulting, CEO; Walt Disney, VP of Diversity	✖	✖	✖	✖	✖
Gisel Ruiz	Sam's Club, COO; Walmart, EVP of People, COO (US)	✖	✖	✖	✖	✖
Darryl Wade	Union Square Hospitality (NY restaurant chain), President/COO	✖	✖	✖	✖	✖
Jody Bilney	Humana, Chief Consumer Officer, Bloomin' Brands, CBO	✖	✖	✖	✖	✖
John Garratt	Humana, Papa Johns, Board; Dollar General:, President/CFO	✖	✔	✖	✖	✖
Cheryl Henry	Ruth Chris Steakhouse, Chair & CEO	✖	✔	✖	✖	✖

Incumbent Nominees Lack Family Dining Turnaround Experience



Incumbent Board Nominees with Restaurant Experience
Jody Bilney
Darryl Wade
John Garrett
Cheryl Henry
Marketing experience
Questionable track record at Red Lobster
Recent experience managing high-end restaurants in NY
No family dining experience. Yum brands experience is a decade old
Fine dining experience only

A Breakdown in Governance Structure



Sandra Cochran



CEO/President → Executive Chair → Accelerated Retirement



Sandra Cochran

On July 18, 2023, Cracker Barrel Old Country Store, Inc. (the "Company") announced that **Sandra B. Cochran, …in preparation for her retirement in 2024, will step down as President and Chief Executive Officer effective November 1, 2023** (the "Transition Date"). Ms. Cochran **will continue her service on the Company's Board of Directors (the "Board") as Executive Chair**, effective as of the Transition Date through her retirement from the Company as of September 30, 2024 or such earlier date that the Board of Directors of the Company

On February 22, 2024, Cracker Barrel Old Country Store, Inc. (the "Company") and the Company's Executive Chair and former President and Chief Executive Officer, Sandra B. Cochran, **mutually agreed to terminate the Employment Agreement dated July 17, 2023, between the Company and Ms. Cochran (the "Employment Agreement") and to accelerate Ms. Cochran's effective retirement date thereunder, both effective on February 22, 2024.**



Carl Berquist
Lead Independent Director



Meg Crofton
Chair Nom/Gov



5-year TSR under Sandra Cochran *

Cracker Barrel: (28.8%)
Casual Dining Peers: (11.1%)
Proxy Peers: 24.0%
S&P Mid Cap 400 Restaurants: 77.2%
S&P 500: 74.0%

Source: FactSet, *As for August 6, 2023, 1-day before Julie Masino became CEO-elect.

Thomas Barr: The Longest Tenured Director Was The CEO Of An Elective Cosmetic Company



Tom Barr
CEO Sonobello

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Source: https://www.sonobello.com/

Tom Barr Was Included In The Preliminary Proxy Statement, But Was Ultimately Removed In Favor Of Biglari Capital Nominee Michael Goodwin



Tom Barr



Michael Goodwin

Directors and Nominees

The principal occupations of our current Directors and Director Nominees who are considered "participants" in our solicitation are set forth under the section above titled "PROPOSAL 1: ELECTION OF DIRECTORS" of this proxy statement. The names of our current Directors and Director Nominees are set forth below, and the business address for all of our current Directors and Director nominees is c/o Cracker Barrel Old Country Store, Inc., 305 Hartmann Drive, Lebanon, Tennessee 37087:

Name

Thomas H. Barr

Carl T. Berquist

Jody L. Bilney

Meg G. Crofton

Gilbert R. Dávila

John Garratt

Cheryl Henry

Julie Masino

Gisel Ruiz

Darryl L. ("Chip") Wade

Recommended Biglari Nominee

The following information provided for Mr. Goodwin has been drawn from Biglari's nomination notice and proxy materials.

Michael W. Goodwin, age 64, has served on the board of directors of Burlington Stores, Inc. (NYSE: BURL), a department store retailer, since December 2020. Mr. Goodwin most recently served as Senior Vice President of Information Technology and Chief Technology Information Officer of PetSmart, Inc., a specialty provider of pet products and services, from 2014 to January 2023. Prior to that,

Cracker Barrel removed Tom Barr, their longest tenured director in the final proxy statement October 2024

93

Cracker Barrel Needs Directors Who Can Oversee Capital Expenditures

Proposed Capital Expenditures Plan

› Over next three-years, total capital expenditures of **$600** million to **$700** million.

› The acceleration in fiscal 2026 and fiscal 2027 contemplates the expansion of maintenance and remodel initiatives as well as additional technology investments.

› Approximately half of capital expenditures is related to maintenance.

Key Questions for the Board and Management?

› Historically, Cracker Barrel invested approx. **$50** million annually in maintenance capex.

› The proposed capex plan envisions approx. **$350** million for maintenance capex over the next three years – almost **$115** million a year

› **Was there deferred maintenance in previous years and why was this not disclosed to shareholders?**

› **Why does annual maintenance capex double under the new plan? Did the Board previously underfund maintenance capex? If so, what was the rationale for deferring maintenance capex in lieu of new store investments?**

› **Considering Cracker Barrel has been investing in POS and handheld devices since FY16, why are the devices not deployed in all the restaurants?**

Source: FactSet, FY25E and FY26E capex based on mid-point of management guidance. Mean target price as of 10/18/2024

Cracker Barrel Board's Failed Oversight Of Maintenance and Technology Investments

Q4 2020 Earnings Call: *"We anticipate capital expenditures of ~$100 million for the fiscal year. Of this amount, approx. half will support strategic initiatives and new unit growth, with the **remaining amount supporting existing store maintenance."***

Q4 2022 Earnings Call: *"We anticipate that capital expenditures for the year will be ~$125 million including new store investments of roughly $30 million."*

** Technology Investments

Q4 2016 Earnings Call: *"We anticipate that capital expenditures for the year will be ~$125 million. Our capital expenditures include maintenance cost ……. as well **as technology and strategic initiatives**, which are intended to improve the guest experience and improved margins."*

Q4 2017 Earnings Call: *"We anticipate that capital expenditures for the year will be in the range of $150 million to $160 million. The increase in our capital expenditures plan includes …..key initiatives to support our three-year strategic plan. These initiatives include off-premise, specialty coffee beverages, **POS system and server tablets**, to name a few."*

Q4 2018 Earnings Call: *"Our capital expenditures for the full fiscal year totaled $151.6 million compared to $110.1 million in the prior fiscal year. This increase was driven by new unit openings… and our **new point-of-sale system.***

*We anticipate that capital expenditures for the year will be ~$160 million to $170 million. The increase in our capital expenditure plan includes ….. additional costs for key initiatives to support our strategic plans. These initiatives …. our **new point-of-sale system to name a few…"***

Source: Earnings Call Transcripts and FactSet

Our Nominees

Our Nominee: Sardar Biglari



Sardar Biglari

Restaurant & Capital Allocation Experience

› Chairman of the Board of Directors and Chief Executive Officer of Biglari Holdings (NYSE: BH, BH-A), a holding company owning subsidiaries engaged in a number of diverse business activities, since 2008

› In his capacity as Chairman and Chief Executive Officer of Biglari Holdings, Mr. Biglari serves as a director, Chairman and/or Chief Executive Officer of certain of Biglari Holdings' subsidiaries, including Steak 'n Shake Inc., an American brand serving premium burgers and shakes

› Mr. Biglari has also served as Chairman and Chief Executive Officer of Biglari Capital which is the General Partner of private investment partnerships since its inception in 2000

› Board of directors of Abraxas Petroleum Corporation (formerly OTCQX: AXAS), a crude oil and natural gas exploration and production company
(Sep 2022 – Present)

    

BIGLARI HOLDINGS INC.

Source: Biglari Holdings Filings

Sardar Biglari's History Of Shareholder Value Creation



Sardar Biglari

Restaurant & Capital Allocation Experience



5-year TSR as of October 18, 2024

58.6%	110.2%	(61.5%)
Russell 2000	Biglari Holdings	Cracker Barrel

Our Nominee: Milena Alberti-Perez



Milena Alberti-Perez

Capital Allocation Experience

› Boards of Digimarc Corp. (NASDAQ: DMRC) (April 2022 – Present); Pitney Bowes Inc. (NYSE: PBI) (May 2023 – Present) and Allurion Technologies, Inc. (NYSE: ALUR) (March 2024 – Present)

› Former CFO at Getty Images Holding, Inc. (NYSE: GETY) (Jan 2021 - Jan 2022); and MediaMath, Inc. (Jan 2020 - Dec 2020)

› Prior to this, held various financial and publishing roles at Penguin Random House, including Global and U.S. CFO (2015 – 2017), SVP, Global Corporate Finance (2014 – 2015), SVP, Corporate Development (2011 – 2014), VP, M&A (2010 – 2011), Director of Spanish Language Publishing (2004 – 2010), and Director of Corporate Development (2001 – 2004)

› Earlier in her career, was an associate in Latin American Equity Research at Morgan Stanley (NYSE: MS) (1997 – 1999), and financial analyst at Lehman Brothers Holdings Inc. (1995 – 1997)

› Member of the Latino Corporate Directors Association, a non-profit organization, since 2018

› M.B.A. from the Harvard Business School and a B.A. in Economics from The University of Pennsylvania

  Allurion MediaMath

Penguin Random House  Morgan Stanley gettyimages

Testimonials: Milena Alberti-Perez



*"I have worked with Milena in both corporate and board settings and find her to be an outstanding board contributor with deep business experience and expertise. Equally comfortable with financial and strategic issues, as a board member, Milena has **provided two of our portfolio companies with valuable advice and counsel, ranging from investment in capital asset allocation**, product development, marketing posture, and international expansion. She is always willing to roll up her sleeves and work through the details and has helped guide our companies through key decisions. **I believe that Milena will enhance any board dynamic with her experience, integrity and insight."***

Richard Sarnoff, Senior Advisor, KKR – Chairman, Media

*"Milena is an invaluable board member, Audit Committee Chair and sounding board for me as CEO of Pitney Bowes. **Her expertise in capital allocation, cost management, budgeting and forecasting, and acquisitions and divestitures have added tremendous value during her tenure."***

Lance Rosenzweig
CEO, Pitney Bowes

*"I have worked with Milena on the Pitney Bowes board since May of 2023, and **she has been the voice of reason, integrity and of shareholder creation** since I've met her. Her highly diplomatic interpersonal skills combined with her **deep financial knowledge** has made her a key success factor in Pitney Bowes' positive trajectory in the past 18 months."*

Kurt Wolf, Board Member, Pitney Bowes

Milena Alberti-Perez Has A History of Value Creation



Milena Alberti-Perez

Experienced C-level leader, public company director and former financial executive at technology and publishing companies.

Alberti-Perez's experience in executive roles, financial expertise and board experience would make her a valuable addition to the Board



Our Nominee: Michael W. Goodwin



Michael Goodwin

Technology Experience

› Board of directors of Burlington Stores, Inc. (NYSE: BURL), an off-price retailer (Dec 2020 – Present). Member of the Audit Committee.

› Mr. Goodwin most recently served as Senior Vice President of Information Technology and Chief Technology Information Officer of PetSmart, Inc., a specialty provider of pet products and services (2014 - Jan 2023)

› Prior to that, Mr. Goodwin held several positions of increasing responsibility at Hallmark Cards, Incorporated ("Hallmark"), a manufacturer and publisher of greeting cards and gifts, from 1990 to 2014, ultimately serving as SVP, CIO and Business Enablement from 2006 to 2014

› Prior to Hallmark, Mr. Goodwin served as a Field Artillery Officer in the United States Army (1982 – 1990)

› NACD directorship certification and certified in Cybersecurity Oversight by the Software Engineering Institute

› M.B.A. from the University of Kansas Graduate School of Business and B.S. in Computer Science from the United States Military Academy at West Point

     

Our View

We advocate for the following:

» We believe the Cracker Barrel brand is relevant. The problem rests not with the brand but with its current stewards – the Board.

» Cracker Barrel's store footprint is well positioned. About half of the 662 Cracker Barrel stores are situated in the fastest-growing states by population over the last year: Texas, Florida, North Carolina, South Carolina, Tennessee, and Georgia. Cracker Barrel has premier real estate, with 83% located along interstate highways.

» Consider divesting Maple Street Biscuit. Despite continued investment and management focus, Maple Street has failed to move the needle on revenue and profitability for shareholders.

» Conducting a detailed analysis of capital expenditure returns including the proposed remodel program

» Focusing on store-level economics to revitalize guest traffic and restore customer value proposition.

» Improving customer value proposition

» Reversing guest traffic decline

» Reducing general and administrative expenses

» Assessing if store cannibalization has impacted existing store

» Ensuring timely execution of technology initiatives

» Once core business is fixed and Cracker Barrel returns to a more normalized level of store level margins and operating margin, return surplus cash to claimholders.

Value Bridge To Higher Earnings

- Reduce General and Admin expenses to peer average and what Cracker Barrel achieved in FY22 and FY23
  - G&A as % of revenue jumped to 6.0% in FY24, versus 5.1% in FY23 and 4.8% in FY22
  - Comparable peers* average G&A/revenue is 4.9% (LTM/FY24)
  - Assuming Cracker Barrel reduces its G&A as % of sales to the peer average 4.9%, we estimate an incremental $38.0 million of cost savings based on FY24 revenue
- Similarly, assuming Cracker Barrel achieves comparable peer average store-level earnings margin (pre-depreciation and pre- G&A) of 15.8% (CBRL: 11.0% in FY24 and 17.4% in FY19), it could potentially generate an additional $164.3 million of store-level earnings.



Value Bridge to Higher EBITDA
(US millions)
211.6
38.0
164.3
413.9
Adjusted EBITDA (FY'24)
G&A savings
Improved store-level earnings
Proforma Adjusted EBITDA

Comparable peers include BJ's Restaurants, Inc. (BJRI), Bloomin' Brands, Inc. (BLMN), Darden Restaurants Inc. (DRI), Brinker International, Inc. (EAT), and Texas Roadhouse, Inc. (TXRH)

Our Nominees Will Ensure That Our Transformation Plan Succeeds



Sardar Biglari



Milena Alberti-Perez



Michael Goodwin

Transformation Plan Focus Areas



› Restaurant Industry knowledge	› $600-700 million capex plan	› Investment in digital technology
› Store operations	› New store openings	› POS deployment
› Store-level economics	› Evaluate existing stores performance	› Integration of retail and restaurant systems
› Customer guest traffic	› Capital allocation (dividend, reinvestment, growth capital)	› Loyalty program
› Menu enhancements		
› Customer value proposition		
› Store remodeling and related capital expenditure		
› Real estate experience		

Conclusion

› Cracker Barrel now ranks worst-in-class in most operating performance metrics.

› The Board failed to address the core business, failed in capital allocation, and failed in total shareholder return with 70% of shareholder value lost in the last five years.

› The market and analysts lack confidence in the Transformation Plan.

› The stakes are extremely high and incumbent Board members cannot be entrusted to be part of the solution.

› Sardar Biglari is uniquely qualified as a restaurant turnaround and capital allocation expert.

› In light of the massive remodeling program, we advocate for many capital allocation experts on the Board. Milena Alberti-Perez has a proven track record in this regard.

› As one of the largest shareholder of Cracker Barrel, our interests are aligned with ALL shareholders.

› Vote on the Gold card for Sardar Biglari, Milena Alberti-Perez, and Michael Goodwin.

APPENDIX

Cracker Barrel Has Lost Investor Credibility: The Board Allowed Management To Make Statements That Obfuscated The Deterioration Of The Core Business

*"… **we are confident that our initiatives** to welcome back our guests, drive sales, and manage costs **will lead to a meaningful recovery of both top and bottom-line results in the fourth quarter and into fiscal 2023"***

– CBRL CEO, 2QFY22, Jan. 28, 2022

*"… **we delivered sales and operating income margin that exceeded expectations. We are making great progress on key initiatives**, and I believe we are **well-positioned to deliver further performance improvements** in the back half of the fiscal year."*

– CBRL CEO, 2QFY22, Jan. 28, 2022

Sep 2021	Jan 2022	Sep 2022	Jan 2023	Sep 2023

*"… **our off-premise sales, retail business, and Maple Street Biscuit Company concept continued to outperform. … [we] delivered on multiple fronts throughout the year, including cost-savings, the introduction of our new dinner menu"***

– CBRL CEO, Sept. 21, 2021

*"I believe our focus on delivering a compelling value and experience to our guests, coupled with **our cost savings programs, investments in technology, and strategies to attract a broader group of guests, position us well for fiscal 2023 and beyond".***

– CBRL CEO, 4QFY22, Sept. 27, 2022

"We made significant progress on key initiatives including catering, our loyalty program, and cost savings…
We have taken and will continue to take numerous actions to improve our traffic performance ….we believe will be effective…
we remain confident that our continued focus on our strategic priorities, ….. will improve performance in the near term and deliver value creation over the long term"

– CBRL CEO, 4QFY23, Sept. 13, 2023

After Empty Promises, Sudden Admission About The Loss Of Brand Relevance Has Damaged Management's Credibility

"we were encouraged by the improvement in our traffic trend during the quarter, which we believe was supported by our investments in labor and advertising & our focus on the guest experience.
…our teams are engaged in our efforts to improve our relevancy, deliver food & an experience that our guests love, & grow profitability. "

— CBRL CEO, 2QFY22, Jan. 28, 2022

"… we're just not as relevant as we once were"

- May 16, 2024

Nov 2023	Feb 2024	May 2024

"we delivered sequential monthly improvements in our comparable store traffic performance during the first quarter…

…we believe these efforts will resonate with guests and will support improved performance in the remainder of the fiscal year and beyond. –"

-1QFY24, Nov. 30, 2023

"We talked to guests all over the country… And with traffic down almost 20% to 2019, they're telling us they're not choosing us.

We heard from them that the experience in Cracker Barrel just isn't as relevant specifically at dinner."

Q3 2024

"… compared to fiscal 2019, our comparable store traffic year-to-date is down approximately 16%. … the reality is we've lost some market share, especially at dinner"

- May 16, 2024

Biglari Capital Correctly Raised Concerns On New Stores And New Brands

"But to add customers through the addition of new units while simultaneously losing customers through existing units is a somber pathway towards value destruction."

- Shareholder Letter, Nov 2011

"Undoubtedly, there is a "frog in the boiling water problem" — a slow, steady decline in customer traffic leading to deterioration in per-store profit."

Shareholder Letter, April 2012

"In 2016, the Company launched Holler & Dash Biscuit House, a biscuit-inspired concept. Since then, a total of 7 units have opened. From the outset, we believed Holler & Dash was an ill-conceived project that was destined to fail."

- Letter to Management, Mar 2019

"It appears the Company plans to fold its Holler & Dash units into Maple Street Biscuit Company locations, but the Company has not disclosed to shareholders the financial consequences of the Board's and management's actions with respect to these capital decisions. Biglari Capital in turn is unable to evaluate the Board's and management's decision to pursue a start-up venture and the effect of an acquisition on shareholder value creation or destruction"

- Biglari Capital Corp., 2019

"On October 31, 2019, we sent you a letter requesting to inspect certain books and records related to capital allocation decisions such as the Punch Bowl Social purchase because we believed the transaction was unusual and its valuation was sky-high."

- Letter to Management, 2020

"We question the rationale for spending $120 million of shareholder capital in fiscal 2022, which includes the opening of three new Cracker Barrel locations and 15 new Maple Street Biscuit Company locations, when there remains a significant profit gap within current business operations."

- Shareholder Letter, Dec 2021

Capital Expenditure Commentary

"Why we're investing in more maintenance capital to ensure our stores meet our brand standards, that they compare well to the competition and that they are desirable places to work. Our incremental investments are focused on areas we think are the most impactful to the guest and employee experience, things like exterior paint, parking lots, flooring and restrooms.

To give a sense of the progress we're making here, in Q4 and Q1 to-date, we've redone approximately 35 parking lots, updated 30 back-of-house and 30 front-of-house floors and repainted the exterior on another 30 stores.
This work is part of our defensive capital spending that is crucial to our success.

In FY2025, a key objective is to understand which remodel packages resonate the most with guests and drive the strongest return on investment, because this will inform our plans in subsequent years.

we've also developed a fourth even lower cost option that we're calling a refresh. We are excited about the refresh option because it's provided a strong return in the initial pilot store and allows us to quickly address more stores at a lower cost. In addition to the 25 to 30 remodels planned in fiscal 2025, we also anticipate completing 25 to 30 refreshes.

We will continue to be thoughtful and disciplined with our remodel program. This is one of the biggest areas of planned investment in the coming years and we are working diligently to ensure we get the investment algorithm right for our shareholders. We are taking the learnings from our four pilot stores and applying to our first market test in Indianapolis, Indiana."

– 4QFY24 Earnings Transcript

Darryl Wade's Experience In Union Square Hospitality Group Is Not Relevant To Cracker Barrel



Darryl Wade

President and Chief Operating Officer of Union Square Hospitality Group, LLC (USHG)


Cracker Barrel
OLD COUNTRY STORE
Image ID: 2AAJMKP
www.alamy.com

Southern-themed restaurant and gift store chain known for its rustic décor and home style cooking

Southern Fried Chicken: $13.99


UNION SQUARE HOSPITALITY GROUP

Flagship: High end, ultra chic restaurant in New York City

Chicken Kiev : $34 - 3x for a comparable meal in Cracker Barrel

Based on average check disclosed in 2023 10-k statement.
https://www.cnbc.com/2023/05/04/olive-garden-parent-darden-restaurants-bets-on-fine-dining-with-ruths-chris-deal.html#:~:text=The%20average%20check%20at%20Ruth's,according%20to%20Darden's%20investor%20presentation.
Pictures from CBRL website: https://www.crackerbarrel.com/menu/breakfast-all-day and https://www.menu-magazine.com/ruths-chris-steak-house-wailea-menu/

Darryl Wade Was EVP Of Operations At Red Lobster During Its Expensive Bar Harbor Remodel Program

Darryl Wade: Executive Vice President of Operations, Red Lobster (Jul 2012 - Mar 2018)

TENANT OVERVIEW

EXECUTIVE SUMMARY

Iconic Brand With Unparalleled Customer Loyalty

- Red Lobster has strong consumer appeal and broad usage across multiple dining out occasions, including high-crave, healthier "good for you" and special meal occasions.
- The brand has a strong foundation of loyal guests, who visit 1-2 times per month and account for more than 50% of sales.
- Red Lobster is the clear leader in casual dining seafood, and the most indispensable brand among major casual dining concepts, further indicating strong consumer loyalty.

Healthy and Recently Remodeled Restaurant Base

- Over $320 million invested in remodels covering >90% of restaurants over the past 8 years.
- $1.4 billion in overall capital expenditure investment over the past 10 years.
- New Bar Harbor format has strong appeal across customer base.
- 100% of restaurants are cash flow positive.

Indispensability vs. Peers

Indispensability (How difficult it would be for me to 'give up' ever going there again) - % very difficult (10 out of 10) shown



New Bar Harbor Format



RED LOBSTER | This information has been secured from sources we believe to be reliable, but we make no representations or warranties, expressed or implied, as to the accuracy of the information. References to square footage or age are approximate. Buyer must verify the information and bears all risk for any inaccuracies. Any projections, opinions, assumptions or estimates used herein are for example purposes only and do not represent the current or future performance of the property. Marcus & Millichap Real Estate Investment Services is a service mark of Marcus & Millichap Real Estate Investment Services, Inc. © 2017 Marcus & Millichap | Marcus & Millichap 9

Management Team

EXECUTIVE SUMMARY

Red Lobster is led by an experienced management team with prior success leading the brand.



Kim Lopdrup
CEO
(30 years in Restaurant Industry)

- Kim served as President of Red Lobster from FY2005 to FY2011, a period of consistent, above-market growth for the brand
- Prior to his return to Red Lobster, Kim served as President of Specialty Restaurant Group and New Business
- Before joining Darden, Kim served as EVP and COO of North America for Burger King, and at Dunkin' Brands as VP of Marketing and CEO of its international division
- BBA, College of William & Mary; MBA with distinction, Harvard Business School



Salli Setta
President
(27 years in Restaurant Industry)

- Salli was named President of Red Lobster in July of 2013
- Prior to her promotion to President, Salli served as Red Lobster's EVP of Marketing, before which she held numerous roles in Marketing and Culinary at Olive Garden during its turnaround, including VP Marketing and SVP Culinary and Beverage
- 24 years of experience in restaurant marketing, advertising and menu development; named "Menu Strategist of the Year" in 2003; recipient of three Menu Masters' Awards and a Silver Effie for her work on the "Hospitaliano" ad campaign
- BA, University of Central Florida; MBA, Florida Institute of Technology



Bill Lambert
CFO
(11 years in Restaurant Industry)

- Bill served as CFO of Red Lobster from FY2006 to FY2010
- Prior to his return to Red Lobster, Bill served as CFO of LongHorn Steakhouse
- Prior to joining Darden and Red Lobster, Bill spent 21 years with Federated Department Stores in various roles including CFO of Macy's Central
- BS, Duke University; MBA, University of Michigan



Chip Wade
EVP Operations
(29 years in Restaurant Industry)

- Darryl "Chip" Wade is EVP of Operations at Red Lobster
- Previously, Chip held positions in Enterprise Operations at Darden and as SVP of its Smokey Bones brand
- Outside of Darden, Chip previously served as COO of Legal Sea Foods and in various operations management roles at TGI Friday's
- BA, Widener University; MBA, University of Texas

RED LOBSTER | This information has been secured from sources we believe to be reliable, but we make no representations or warranties, expressed or implied, as to the accuracy of the information. References to square footage or age are approximate. Buyer must verify the information and bears all risk for any inaccuracies. Any projections, opinions, assumptions or estimates used herein are for example purposes only and do not represent the current or future performance of the property. Marcus & Millichap Real Estate Investment Services is a service mark of Marcus & Millichap Real Estate Investment Services, Inc. © 2017 Marcus & Millichap | Marcus & Millichap 10

Sources: https://cms.realestatedesigner.com/user_pdf/Red%20Lobster%20-%204413%20E.%20Mills%20Cirlce,%20Ontario,%20CA.pdf

Starboard Warned That A Poorly-Timed Remodel Strategy Like Red Lobster's Would Destroy Shareholder Value At Olive Garden

Starboard noted that Red Lobster spent an average of $350K per restaurant for the remodeling efforts

Same strategy but even larger opportunity to destroy shareholder value (cont'd)
The Bar Harbor remodel program did not turn Red Lobster around because customers were still getting the same poor in-restaurant experience. Olive Garden's operations and guest experience must be significantly improved before the company spends capital on remodels.
Jan 31, 2011: Red Lobster Remodel Program
Before
After
Average Investment: $350K per Restaurant
Remodel Interior
Before
After
March 3, 2014: Olive Garden Remodel Program
Exterior
Lobby and Bar
Dining Room
Average investment: $500 - $600K per restaurant(1)
Planning to spend ~$175 million on remodels – how much value will this destroy?
Spent over $250 million on Bar Harbor remodels, but received less than $100 million for Red Lobster's operating business
Source: Company presentations
(1) Per Orlando Sentinel
STARBOARD VALUE
42







Starboard warned of the large amount Olive Garden's remodeling plan would cost shareholders at an average investment per restaurant of $500-$600K

Sources: https://cms.realestatedesigner.com/user_pdf/Red%20Lobster%20-%204413%20E.%20Mills%20Cirlce,%20Ontario,%20CA.pdf
https://www.shareholderforum.com/dri/Library/20140911_Starboard-presentation.pdf

New Store Designs: Customers' Lackluster Reactions



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New look, same Cracker Barrel! We can't wait for you to visit.
#crackerbarrel #remodel #newlook
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MrRentaCop
I see what they did to try and keep the appearance but I miss the oil lamps and old fashion physique. I used to feel like I was goin back in time now i feel like I'm eating at ihop
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shelbyallison
I worked with Brent. LOVE BRENT
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Bjackson597
But where is the hanging items?!?? That was my favorite
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"I see what they did to try and keep the appearance but I miss the oil lamps and old fashion physique. I used to feel like I was going back in time now I feel like I'm eating at ihop"

"But where is the hanging items?!?? That was my favorite"

New Store Designs Versus Authentic Cracker Barrel

Authentic Old Country Design





New Remodel Design











Customers Agree With Us

I ordered the same breakfast at Cracker Barrel and Waffle House. The winning meal came with more food at a lower price.

Terri Peters Jul 16 2024 18:42 IST



Cracker Barrel
Old Country Store
Thelife
1 min read

I went to Cracker Barrel and Waffle House to see how the chains' breakfasts compared.Terri Peters

- **I tried the same meal at Cracker Barrel and Waffle House to see which chain had the best breakfast.**
- **I liked my meal at Cracker Barrel but thought some dishes were overpriced.**

About 10 years ago, Horner said he started noticing some of his go-to orders, red-eye gravy and the chicken salad sandwich, disappearing from the menu.

Then, after pandemic restrictions started to ease, he noticed another dip. "The food quality went down, the portion size went down, the prices went up," Horner said.

The hostess added that management at her restaurant has told servers to sell guests more drinks, such as fancy coffees or beer. But often, the servers are "practically in tears because people are just ordering water with lemon," she said.

Bringing back some discontinued menu items could draw in some customers, Horner said. "I've heard a thousand times from people: 'Bring back the chicken liver dinner,'" he said.

"If I could speak directly to the CEO," Horner said, "I would just tell her flat out: 'It's the food. It's not the decorations of a wall. It's not serving alcohol.'"

"I don't go to Cracker Barrel or order a glass of wine or a mixed drink or a beer," he added.

https://www.businessinsider.in/thelife/food/news/i-ordered-the-same-breakfast-at-cracker-barrel-and-waffle-house-the-winning-meal-came-with-more-food-at-a-lower-price-/slidelist/111786890.cms
https://www.businessinsider.in/retail/news/cracker-barrel-employees-and-customers-say-the-restaurant-chain-needs-a-turnaround-too/articleshow/111487890.cms

Customer Reactions


Don't tell me Cracker Barrel is going modern too

whiskeyriff • Follow
Tanya Tucker • Delta Dawn

whiskeyriff We are in a state of EMERGENCY.

: em_vougioukles (TikTok)

21h

theinventorjoey Ugly, dull, dreary, and drab. Why is everything turning into this bland and uninteresting mess? If cold and sterile prisons are your vibe.... Have at it. But seriously, everything turning into this uniform beige and gray with no style or art... it's alarming.

3m Reply

louie_hirlinger43 Gross!

8,649 likes
21 hours ago

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DEE @fuegon_ · 6h
did cogs take over fast food chains in the last decade or what


food chains in 90's-00's
EAT!
food chains now.
eat.

74 731 4.3K 55K

Chimera The Kid | Play DSD
@ChimeraTheKid

Cracker Barrel is the last bastion and surely falling since it's under new management

5:39 PM · Jul 10, 2024

Customer Reactions



Sean Davis ✓
@seanmdav

Subscribe ...

Cracker Barrel's stock has lost nearly 40% of its value since she was hired as CEO less than a year ago. Leadership matters, and Cracker Barrel doesn't have any.

As a genuine Cracker Barrel lover, as @FDRLST staff can attest, I can tell you its problems are two-fold: 1) management is completely detached from (and often hostile to) its customers and their values, and 2) there has been a massive decline in the quality of service.

Until management understands that Cracker Barrel isn't merely a "brand" to be managed — that it is an institution that families used to rely on to be a warm, safe, friendly place to get the closest thing to a home-cooked meal away from home — the company and its stock price will continue to decline.



Scott Wheeler
@scott_wheeler12

...

If the CEO of Cracker Barrel is not wearing Wranglers and cowboy boots, they have the wrong person. Been to them all over the mid-west years ago, they about family and comfort food with southern hospitality.

Always bought the mason jar of fireballs on my way out.



Pine Baron ✓
@SpiritofPines



Imagine Cracker Barrel but different. Imagine a CEO who actually loved Midwestern and Southern culture. What about pop up concerts and endorsements by Zach Bryan and Morgan Wallen? Why not lean into its heritage as an "after church" spot and create programs for church groups including discounts and shuttle bus services. Grassroots evangelical support has made huge hits of movies like the Sound of Freedom and restaurant chains like Chik-Fil-A. What about a new menu by James Beard winning southern chef Sean Brock? Imagine a public company with leadership that didn't hate the blue collar evangelical population. There are so many obvious partnership opportunities with brands like NASCAR or country music stars.

I don't think this is wokeness or girlbossery per se, but rather typical corporate mediocrity. (Which of course includes those things, as they are the path of least resistance.) They hired a generic MBA type who built a career on the massive brand equity of Yum Brands and Starbucks. No clear examples of actual branding or operations expertise. Just a cog in the corporate machine. I hope we will see titans of industry again but this is not how we'll get them.

Customers Agree With Us



CRACKER BARREL | Mount Juliet, Tennessee | New Dining Room Concept & Menu

Every Day Is Saturday
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109,862 views · Jun 6, 2024 · CRACKER BARREL OLD COUNTRY STORE

@leelu9236 2 months ago
What has always differentiated Cracker Barrel from other places was the warmth and charm of its decoration. It serves comfort food in a comforting atmosphere. This change completely kills that. They took the warm wood tones away and replaced them with cold grey at every turn. From the floors to the walls to the furniture. It looks soulless and dead. If the goal was to entirely destroy the charm they once had, theyve done a good job.
👍 57 👎 · Reply
∨ 4 replies

@FranDeJoy 2 months ago
The modern Cracker Barrel lost the home feeling. Looks like any other restaurant. Very disappointed. Thanks for sharing your videos and adorable family.
👍 56 👎 · Reply

@realong2506 2 months ago
Don't like the changes it just makes it look like any other restaraunt with a retail store attached.
👍 72 👎 · Reply

@the_rocs_roost 2 months ago
I'm 43, and Cracker Barrel is my favorite chain restaurant by far. That said, this is the complete wrong direction for Cracker Barrel. Their branding was 100% on target, and extremely well-known. They should spend that $700 million on improving service and food quality. If they paid their workers a wage that incentivized them, Cracker Barrel would see that pretty soon each location would become known as the best restaurant in the area. So long as the current CEO is in charge, and Cracker Barrel goes this direction, I won't be eating there. It's sad to see Cracker Barrel go, but I guess everything runs its course eventually. Good thing granny taught me how to cook, so I can eat good home cooking anytime I want.
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👍 30 👎 · Reply

@amyk87 2 months ago
Thanks for the video! But I'm so sad that they've taken all the charm out of the decor. It always felt so cozy and comforting. Now it feels like a bad corporate attempt at what they used to have. 😞
👍 27 👎 · Reply

@ekr66 2 months ago
Does anyone remember when Cracker Barrel used to have Rosin-baked potatoes? Crispy outer skin, and flavorful, fluffy and tender inside.
My family loved the old Cracker Barrel, that new look is sterile and cold.
👍 34 👎 · Reply
∨ 3 replies

@hometowngirl8062 2 months ago
We love the antiques and the old look.
👍 23 👎 · Reply